                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                               FORM 10 SB (AMENDED)

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS


                                 SERACARE, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Delaware                                             95-4343492
--------------------------------                            -------------------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

1925 Century Park East, Suite 1970
Los Angeles, California                                            90067
-----------------------------------                             ------------
(Address of principal executive offices)                         (Zip Code)

Issuer's telephone number:  (310) 772-7777
                            --------------

Securities to be registered under Section 12(b) of the Exchange Act: None



Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, $.001 Par Value
-----------------------------
      (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

SeraCare, Inc. (""SeraCare" or the "Company") was incorporated under the laws of the State of Delaware in 1986 and changed its name from American Blood Institute, Inc. to SeraCare, Inc. effective February 6, 1996. The Company maintains its principal business and executive offices at 1925 Century Park East, Suite 1970, Los Angeles, California 90967, telephone (310) 772-7777.

THE FILING UNDER CHAPTER 11 OF THE BANKRUPTCY CODE AND THE RESTRUCTURING PLAN. Prior to October 1993, SeraCare, Inc. (the "Company") was named American Blood Institute and was engaged in the business of whole blood collection and distribution on a "for profit" basis. As such, the company was in direct competition with the American Red Cross. After significant and accelerating losses, an in-depth analysis of the business was done and a plan was formulated to restructure the company as a "Plasma Collection" company through the acquisition of AVRE, Inc. and Binary Associates, Inc. Accordingly, meetings were held with the major secured creditor who voiced support for the plan and provided the necessary financing and on October 4, 1993 the Company acquired AVRE, Inc. and Binary Associates, Inc. which owned and operated six plasma collection centers. Before implementing the balance of the restructuring plan for the Company, management again met with the secured creditor and obtained their verbal support and cooperation to proceed with the discontinuation of the whole blood collection operations and the restructuring of the Company's financial obligations. The secured lender encouraged the Company to hold a meeting of the unsecured creditors to discuss the background of the Company's financial troubles and to establish their support for an "Out-of-Court" restructuring. Such a meeting was held in conjunction with the National Credit Managers Association in early December 1993. After much discussion, the unsecured creditors voiced unanimous support for an Out-of-Court restructuring of the Company's financial obligations. Very shortly thereafter, the Secured Lender called a default and attempted to foreclose on the six plasma collection centers on the basis that the Company had held a general meeting of creditors which was an event of default under the terms of their loan. At the time, the Company was current in their payments to the secured lender. Consequently the Company filed for protection under Chapter 11 of the Bankruptcy Code on January 7, 1994 in order to stay the foreclosure process of the secured lender.

During the initial stages of the Bankruptcy, the Company implemented the restructuring plan which had been previously defined and which encompassed the following actions:

-    increased income by renegotiating all plasma sales contracts.

- developed marketing strategies including demographic studies and donor pricing analyses for each of its six plasma centers.

- reduced costs by reorganizing the management structure of the Company and closing the regional offices including laying off of regional managers and other administrative personnel. Also replaced three of the six center managers because of performance related issues.

- applied for and obtained Quality Plasma Program Certification from the American Blood Resources Association for all six centers.

- establish strategies, policies and procedures in order to compete in the rapidly changing plasma industry with increasing FDA requirements, emerging QPP standards which required expanded testing and restrictions on donor qualifications. Focused on a rapidly expanding demand for plasma both within and outside the United States.


With the initial operating strategies having been implemented while under the protective wing of the Federal Bankruptcy Code and the Company reflecting profitability, the Company then developed a plan for emerging from Bankruptcy. The basic structure of the plan was as follows:

     A. Priority Claims (taxes and wages) would be paid in full on the effective date of the plan.

     B. The Secured Creditor would receive $600,000 in cash on the effective date of the plan and a note for $1,100,000 with interest payable monthly at 14% and principal payable quarterly.

     C. Unsecured creditors totaling approximately $2.0 million would receive a maximum of $.10 for each claim dollar with a limit of $200,000 for such distribution and 10,000 shares of common stock in the reorganized company.

     D. Unsecured Note Holders totaling approximately $450,000 would receive 105,275 shares of the Company's common stock in full satisfaction of their claims.

     E. The pre-petition preferred and common equity interests of the Company would be canceled. A new capital structure would be established in conjunction with a proposed private placement which would provide the financing for the plan.

The proposed plan was approved by the creditors and financing of $1.2 million was obtained via a private placement. On January 24, 1996 the plan was approved and entered by the Federal Bankruptcy Court and became effective on February 6, 1996.

PRINCIPAL BUSINESS OPERATIONS The Company's principal business is collecting and selling source and hyperimmune plasma to manufacturers of pharmaceutical and diagnostic products (called Fractionators). The Company currently collects and sells two hyperimmune plasmas, Cytomegalovirus Antibody Plasma (CMV) and Tetanus Antibody Plasma. Of the Company's total volume of plasma, about 90% consists of Source Plasma and approximately 10% represents hyperimmune plasma. The Company's customers process plasma into such products as gamma globulin (used to provide passive immunity for infectious diseases such as hepatitis B, tetanus and rabies), the Antihemophilic factor (used to treat hemophiliac victims), normal serum albumin (used for shock, trauma and burn victims), diagnostic test kits for hepatitis and allergies, and blood bank typing reagents.

The process of collecting plasma is called Plasmapheresis, which consists of drawing whole blood from a donor; centrifuge separation of the whole blood into its components; removal of the plasma component; and returning of the red blood cells to the donor; all in the same process. Because the red blood cells are returned to the donor, it is possible to donate plasma more frequently than whole blood. Pursuant to FDA rules, a donor can donate plasma up to twice per week or 104 times per year.

The Company currently sells all of the source plasma it collects to fractionators under two or three year contracts which allow for annual pricing adjustments. The fractionators process the plasma into therapeutic products which are then sold for distribution to the end users of the products. None of the source plasma collected by the Company is sold or administered to an end user without being processed by a fractionator.

CURRENT OPERATIONS.   The business of the Company is currently conducted through its four wholly-owned subsidiaries: AVRE, Inc., a Nevada corporation, Binary Associates, Inc., a Colorado corporation, BHM, Inc., an Arkansas corporation, and SeraCare Acquisitions, Inc., a Nevada corporation. On July 2, 1996, the Company acquired the operating assets and licenses of Silver State Plasma Center in Las Vegas, Nevada from Nations Biologics in an asset purchase. On July 8, 1996 the Company acquired BHM Labs, Inc., which owns and operates a plasma collection center in Ft. Smith, Arkansas. Effective September 1, 1996, the Company completed the acquisition of two initial stage plasma collection centers
in Clearfield, Utah and Raleigh, North Carolina.   Accordingly, as of November
21, 1996, the Company had nine plasma centers in operation: two (2) in Las Vegas, Nevada; two (2) in Colorado Springs, Colorado; one in Clarkesville, Tennessee; one in Phoenix, Arizona; one in Pueblo, Colorado; one in Ft. Smith, Arkansas; and one plasma center in Clearfield which opened on November 19, 1996 and was operating under a Reference Number pending FDA approval of its license application.

Subsequent to November 21, 1996, the Company began operation of: one plasma center in Raleigh, North Carolina which opened on December 17, 1996; and one plasma center in Macon, Georgia which opened on December 18, 1996. Both of these locations are operating under Reference Numbers pending FDA approval of license applications.

The Company is currently completing the construction phase for a plasma center which is expected to open about February 15, 1997 in Pasco, Washington. The Company is just beginning the construction phase for a plasma center which is expected to open about April 15, 1997 in Toledo, Ohio.

The Company is currently in the final stages of lease negotiations in two other cities.

As of November 21, 1996, the eight fully operational centers (excluding Clearfield, Utah) were collecting plasma at an annualized rate of about 165,000 liters. The Clearfield, Utah location is in operation collecting plasma, but is precluded from selling any of the collected plasma until final approval of its license application. Historically, it has taken approximately eighteen months
from date of filing to obtain final FDA approval.   As a startup operation, the
volume collected at the Clearfield location is not significant at this time.

PRIVATE PLACEMENT DATED JUNE 1, 1996.   The Company offered through First Equity
Capital Securities, Inc. ("the Placement Agent"), $1,500,000 of Units on a "best efforts" basis, solely to persons who met the definition of "accredited investor" set forth in Section 2(15) of the Securities Act of 1933, as amended (the "1933 Act"), and Rules 215 and 501(a) promulgated thereunder. The offering price per Unit was $7,500 with a minimum purchase of $7,500 required. Only whole Units could be purchased.

Each Unit consisted of 5,000 shares of the Company's Common Stock (the "Shares") and 2,500 warrants (the "Series A Warrants") to purchase one share of common stock of the Company exercisable at $2.75. The Series A Warrants are exercisable immediately and will terminate on the earlier of (I) six years from the date of issuance and (ii) three years from the date of the initial effectiveness of the "Initial Registration Statement" discussed below. The Warrants are redeemable by the Company at $.01 per share, upon 30 days notice, if the common stock is publicly traded and the average of the closing price per share of the common stock for each of the 20 consecutive trading days immediately prior to the mailing of such notification and for each day thereafter until the redemption date shall have exceeded 133.3% of the then existing exercise price. No call for redemption shall be made unless the Company shall have an effective registration statement on file relating to the common stock and the common stock underlying the Series A Warrants from the date of mailing through and including the redemption date.

In conjunction with the June 1, 1996 Private Placement 850,000 shares of common stock and 425,000 Series A Warrants were issued. The common shares were issued with a 144 legend consistent with federal regulations. Such private placement provided for multiple closings and in fact the first closing took place on September 4, 1996 and the final closing took place on October 24, 1996. A Registration Rights Agreement was provided by the Company as an inducement for the investors. The material terms of the Registration Rights commitment of the Company are: Within 270 days of October 24, 1996 ( no later than July 21, 1997) , the Company is required to use its best efforts to file and to cause to become effective a registration statement under the 1933 Act (the "Initial Registration Statement"). Upon effectiveness, the Initial Registration Statement will register the common shares issued, the common stock underlying the Series A Warrants, the common stock issuable upon exercise of the Dealer Warrants, and the common stock underlying the Series B Warrants. The Series A Warrants will provide for adjustments consisting of a reduction of the exercise price of each Series A Warrant by $.10 upon the 270th day following the closing and for each subsequent month thereafter until the Company effectuates such registration. Such reduction shall be subject to a "floor", solely in relation to this provision, of $1.50 for the Series A Warrants. In addition, holders of the Series A Warrants, Dealer Warrants and Series B Warrants received piggyback registration rights.

The Company's common stock has been approved for quotation on The NASDAQ Stock Market's Bulletin Board and is traded under the symbol "SERC".

The plasma centers are operating under the tradename "SeraCare" which is registered with the United States Patent and Trademark Office.

COMPETITION

About ninety percent of the plasma collected by the Company is sold under contracts to Alpha Therapeutic, a subsidiary of Green Cross Corporation of Japan. Each location has a separate long-term (3 year) contract which allows for annual pricing adjustments. Each contract is independent of the other contracts in terms, pricing, billing practices and enforcement. Accordingly, no single contract is deemed to be one upon which the Company is materially dependent. As of November 21, 1996 there were nine different contracts covering the sale of Source Plasma from the nine operating locations. In addition, there was one contract covering the sale of CMV plasma (approximately 10% of overall production). The current contracts with Alpha Therapeutic expire and are renewable on various dates beginning in May 1997 through October 1998. Terms are fob plasma center with Alpha paying for all shipping. Payment terms are generally net 10 days.

In addition, there is a very active "Spot Market" for plasma via which the Company could sell excess plasma should any of their location contracts not be renewed. Prices for "Spot Market" plasma vary, but generally run ten to fifteen percent higher than the Company's current contract pricing.

Newly opening centers including Raleigh, NC; Toledo, Ohio; Macon, Georgia; and Pasco, Washington have been contractually committed to North American Biologics, Inc. contingent upon final approval of the FDA license applications for those centers.

The Company competes for donors with pharmaceutical companies which collect plasma for their own use, several other commercial plasma collection companies, and non-profit organizations, such as the American Red Cross and community blood banks, which solicit the donation of whole blood. A number of these competitors have access to greater financial, marketing and other resources than the Company. If the Company is unable to maintain and expand its donor base, its business and future prospects will be adversely affected.

Most of the plasma which the Company sells to its customers is sold under long-term contracts and relationships which once established continue to be renewed. The plasma collected by the Company is generally used in the manufacture of therapeutic products to treat certain diseases. Several companies are attempting to develop and market products to treat these diseases based upon technology which would lessen or eliminate the need for human blood plasma. Such products, if successfully developed and marketed, could adversely affect the demand for plasma. Products utilizing technology developed to date have not yet proven as cost-effective or as marketable to healthcare providers as products based on human blood plasma. However, there can be no assurances that such technology will not ultimately become economically viable and cause a severe adverse impact upon the Company and the plasma industry as a whole.

REGULATORY ISSUES
The plasma collection and derivative industry is one of the most heavily regulated in the United States. Federal, state and local regulations are designed to protect the health of the donors as well as the integrity of the products. The Food and Drug Administration (the "FDA") administers the federal regulations across the country. Failure to comply with FDA regulations, or state and local regulations, may result in the forced closure of a collection center or monetary fines or both, depending upon the issues involved. The Company is also subject to regulation by Occupational Safety and Health Administration ("OSHA"). The following summarizes the nature of these regulations:

FEDERAL GOVERNMENT
     FOOD AND DRUG ADMINISTRATION:

     The Food and Drug Administration has extensive regulations pertaining to the collection, storage and transport of human SOURCE PLASMA. These regulations are found in the Code of Federal Regulations 21: Parts 207, 211, 606 and 640.

     Part 207 requires the operators of blood and blood products establishments to register and list their products with the Center for Biologics Evaluation and Research ("CBER"), FDA. Part 211, Subparts B and C regulate the quality control personnel and facilities as well as the overall facilities themselves.

     Part 606 relates to the qualifications of the center personnel, both medical and technical as well as the plant or center facilities and buildings. Part 640, Subpart G titled Source Plasma is a comprehensive set of regulations covering virtually every aspect of a plasma center operation. These include but are not limited to:

               informed consent,
               medical supervision,
               donor suitability,
               collection of blood for source plasma,
               plasmapheresis (the actual procedure of collecting plasma), required laboratory tests, processing of plasma, general requirements, labeling of containers, manufacturing responsibility, records, reporting of donor reactions, modification of source plasma and shipping and storage of plasma.

     In addition to the Code of Federal Regulations, the FDA regularly releases various guidelines to which all registered blood establishments are expected to comply.

     To ensure compliance, the FDA, through their various regional offices, conduct unannounced inspections of all plasma and blood centers. These inspections are usually annual and the results are kept on record at CBER, FDA. The inspectors generally examine records, equipment, facilities, review the training documents for personnel, review the physical examination procedures and observe the various procedures being accomplished. These inspections typically last from two to five days and may involve more than one inspector. The observations of an inspector are recorded on a Form 483, a copy of which is given to the local manager. These observations must be responded to within a two week period, detailing what, if any, actions have been taken to correct the observation. The regional office generally makes a determination together with CBER as to whether these responses properly address the issues. If the observations were considered serious enough; or, if the answers were not considered adequate, CBER will issue a REGULATORY LETTER. This is considered a "red flag" in the industry and if not responded to in a timely and appropriate manner, can result in CBER taking further action, including actually closing the center. The following is the record of the number of Form 483 observations for each of SeraCare's centers for 1995 and 1996. It should be noted that, to date, SeraCare has never received a REGULATORY LETTER or the equivalent of such.

          Center                            1995      1996
          ------                            ----      ----
          Colorado Springs "A"                4         0
          Colorado Springs "B"                2         0
          Clarksville                        13        12
          Pueblo                              0         0
          Las Vegas                           0         1
          Las Vegas "B"                      NA         7
          Fort Smith                          4         0

     The FDA, through the Federal Register, frequently prints any actions taken against a blood bank or plasma center as a result of compliance problems. These are easily obtained either by contacting the FDA directly or on the FDA world wide web page "www. fda.com".

     SeraCare has an appointed individual who serves in the capacity of "RESPONSIBLE HEAD". This position is one mandated by the FDA and serves as the communication link between the company and the FDA. Our Responsible Head has over eighteen years in the plasma industry and is well known and respected by the FDA. She makes periodic unannounced compliance inspections at the centers, simulating the FDA inspections. In addition to the Responsible Head, the fractionators (manufacturers to whom we sell the plasma) conduct compliance inspections in our centers on an annual basis. Because some of our products find their way into Europe, we are also periodically inspected by members of the European county's equivalent to the FDA. All of this regulatory activity serves to ensure that each and every one of our centers are in compliance with all FDA regulations that protect the integrity of the products and the safety of the donors.


     CLINICAL LABORATORY IMPROVEMENT ACT OF 1988:

     In 1988, the U.S. Department of Public Health introduced an updated set of laboratory regulations. One of the many areas which this law, regulates is the definition of the education level of personnel required to perform clinical laboratory tests as well as regulating the equipment and the required controls and calibrations. Among the various tests that must be passed by plasma center personnel, there are several that fall under the guidelines of this act. Although in most states the Federal Government has specifically delegated the enforcement of this act to the States, the act is universally applied. Plasma centers are periodically inspected under the CLIA 88 regulations.

     Part of the required compliance is that  centers  participate in a quality
     control program which is CLIA approved.   Consistent with such quality
     control program, center personnel perform the test, the results of which are transmitted to the program administrators. The results must fall within an acceptable range in order for the center to maintain its CLIA approval. To date, no SeraCare center has failed to obtain CLIA approval.

     OCCUPATIONAL SAFETY AND HEALTH ADMINISTRATION:

     As with most operating companies, all of our centers must comply with both Federal and State OSHA regulations. SeraCare trains its employees in current OSHA standards, provides hepatitis vaccine to employees when desired, and maintains all required records. OSHA does inspects operating locations as they deem appropriate, and generally do so without advance notice. SeraCare has no outstanding issues relating to an OSHA inspection which required corrective action.

     STATE GOVERNMENTS

     NEVADA:

     Nevada law parallels the federal requirements as stated above with one addition. The state requires that all employees of plasma centers be certified with the state. This requires 6 months of experience, a completed application and a fee.


     ALL OTHER STATES

     All other states in which SeraCare operates have regulations that parallel the federal regulations. Most states do conduct periodic unannounced inspections and require licensing under each states procedures. The Company currently has no unresolved issues relating to any state regulations.


     INDUSTRY STANDARDS

     AMERICAN BLOOD RESOURCES ASSOCIATION:

     The American Blood Resources Association, an industry organization headquartered in Maryland, represents the majority, by far, of both plasma collection companies and manufacturers. ABRA has established a voluntary program in which member centers agree to adhere to a set of standards that exceed those of FDA or state and local agencies. This program, entitled the Quality Plasma Program ("QPP"), has been supported by the FDA, the National Hemophilia Association as well as many European regulatory agencies. The QPP program requires a biannual inspection which focuses on: employee training; facilities, including cleanliness; and donor selection. The QPP criteria includes but is not limited to:

          Donors must have permanent addresses with 150 miles of the center.
          The rates of viral marker tests must be within  set national limits.
          A record of all employee training must be available along with the training procedure.
          A program of donor drug testing must be implemented.
          All new donors must be checked with the National Donor Deferral
           Registry.
          The facility must meet all published standards, including location and neighborhood.

     All of SeraCare's operating centers are QPP approved. In addition, the Company's startup centers and initial stage centers have been designed and planned to QPP specifications.

     During the past five years, the QPP program has created a higher level of performance criteria and has upgraded the image of the U.S. plasma collection industry. Examples of the requirements which are enforced by the FDA, state authorities and ABRA include facilities upgrade, high operating standards, strict donor screening for drugs and disease, verified addresses for all donors, use of a national registry of deferred donors and controlled viral reactive rates to insure they remain within prescribed limits. The Quality Plasma Program ("QPP") is designed to eliminate the collection of plasma from donors who are homeless, transient or drug addicted. In addition, it requires all certified centers to maintain documented and approved employee-training programs. All testing required by the center must be performed in a QPP-approved laboratory.

     The Company's management closely monitors compliance with applicable governmental regulations, ABRA standards imposed through QPP and the Company's own quality assurance standards. In addition, contracts with fractionators require that individual locations be reviewed and approved by such customer in order to allow them to sell their end products in various countries throughout the world.


                           THE INDUSTRY AND THE MARKET

THE PRODUCT

Currently, the Company's primary product is "SOURCE PLASMA." SOURCE PLASMA is plasma collected from humans. Plasma is the liquid part of blood and is collected through a procedure similar to giving blood. The clear plasma is mechanically separated from the cellular elements of the blood (such as red and white blood cells and platelets) through centrifugation or membrane filtration at the time the donation is made. These cellular elements are then returned to the donor as part of the same procedure. The process of collecting plasma is known as PLASMAPHERESIS. Because blood cells are returned, it is possible for individuals to donate plasma more frequently than whole blood. Donations of plasma can be made up to twice per week or 104 times per year pursuant to FDA rules.



                            PLASMA PRODUCTS FLOWCHART


                                   [FLOWCHART]

PLASMA DERIVED PRODUCTS

Source plasma is sold to fractionators who process the plasma into two primary groups of plasma products: INJECTABLE AND NON-INJECTABLE. These products are used throughout the world to prevent illness and treat injuries.

Pursuant to FDA Regulations, plasma collected by the Company is placed in storage on site while a sample thereof is sent to a lab for testing. No plasma can be shipped unless test results are received which indicate the plasma is free of any bacterial or viral occurrences. If results of the testing indicate any bacterial or viral presence, the plasma cannot be sold as source plasma and is generally destroyed. In addition, each of our customers (fractionators) has its own STANDARD OPERATING PROCEDURES which SeraCare, Inc. is obligated to follow. These procedures which are prepared and provided by the fractionator, carefully spell out all safety related instructions. In accordance with such procedures, all initial donors are given a physical examination before being accepted as a plasma donor. Additionally, every time the donor donates, he is tested for the presence of blood borne pathogens such as hepatitis B, hepatitis C, HIV (antigen and antibody)and liver enzymes (indication of liver disease, such as other types of hepatitis). The donor is also checked for serum protein content and hematocrit (percent of red blood cells in serum). These tests serve as a safety mechanism for both the donor and the plasma. New donors are also checked for syphilis and drug use. Repeat donors are re-tested for syphilis three times each year and for drug use once each year.

All plasma collected from a donor is held until the results of his viral tests are completed. If a donor has a reactive result, all of that donor's plasma is usually culled from the inventory and destroyed. In most cases, the fractionator operates the laboratory which performs these tests.

Once the plasma arrives at the fractionation facility, all plasma containers are checked by the fractionator's quality control staff. The unique donor number is matched to the test results to ensure no plasma is used that has been found reactive to viral tests. Once cleared, the fractionator processes the plasma into its final products. That processing consists of various procedures that, in and of themselves, reduce the presence of any microorganisms that might have been in the plasma pool. Temperature and pH are brought to specific levels, then the in-process products are subjected to a solvent detergent that further reduces viral activity. There are a number of additional steps, depending on the product, including dry heat, acetone drying, lyophilizing and membrane filtration that all reduce the presence of any microorganisms. Some fractionators actually perform further testing both on in-process products and final products, so sensitive, that the presence of any single microorganism will be detected.

The Company's primary customer Alpha Therapeutic is a manufacturer of pharmaceutical and diagnostic products (fractionator). In addition to the preventive measures indicated above, Alpha also processes the plasma which it purchases from SeraCare, Inc. and their other contract centers through two sterilization processes; A. a pasteurization process and B. a detergent scrubbing process. The objective of both processes is to render the finished product free of any contamination from bacterial or viral occurrences.

None of the source plasma or hyperimmune plasma collected by SeraCare, Inc. is given to end users without first being processed by a fractionator.

Donor safety is very important to the Company. Accordingly, operating procedures require that donors have the process thoroughly explained, including the hazards and side effects and that an informed consent form be signed by each donor The Company does extensive training of employees in order to insure the safety of it's donors.

INJECTABLE PLASMA PRODUCTS

SOURCE PLASMA is the base raw material used to manufacture many injectable therapeutic products, the most important of which are:

     NORMAL SERUM ALBUMIN AND PLASMA PROTEIN FRACTION, which are primarily used to keep vessel walls from collapsing following major injury, as blood volume expanders and as a protein replacement. They are used:

                         -    to treat shock due to trauma or hemorrhage;

                         -    to treat fluid loss due to severe burns;

                         -    in cardiovascular surgery;

                         -    to treat liver and kidney diseases; and

                         -    as a carrier for many other injectable solutions.

     IMMUNE GLOBULINS, which are used to strengthen the immune system in order to fight off common diseases such as:

                         - Suppressed immune systems in cases of organ transplants, HIV and other immune deficiencies;

                         -    Hepatitis B;

                         -    Tetanus;

                         -    Rabies, whooping cough, measles and polio; and

                         -    Other immune related diseases.

     ANTIHEMOPHILIC FACTORS, which are specific proteins found in plasma that are an integral part of the blood clotting mechanism. Persons born with an absence or a deficient amount of the protein suffer from hemophilia, types A, B, or Von Willebrand's Disease.

          RH IMMUNE GLOBULIN, which is a substance administered to prevent incompatibilities between the blood of a fetus and mother. Rh incompatibility occurs when an Rh-negative woman is pregnant with an Rh-positive fetus. This occurs in 9-10% of pregnancies. If no preventive measures are taken, 0.7-1.8% of Rh-negative women with an Rh-positive fetus will become isoimmunized antenatally, developing Rh
          (D) antibody through exposure to fetal blood; 8-15% will become isoimmunized at birth, 3-5% after abortion (spontaneous or therapeutic), and 2.1-3.4% after amniocentesis. Rh(D) isoimmunization currently occurs at a rate of about 1.5 per 1000 births. Its effects on the fetus or newborn include hemolytic anemia, hyperbilrubinemia, kernicterus, or intrauterine deaths due to hydrous fetalis. About 45% of cases require intrauterine or exchange transfusions to survive, and there are about four deaths from this disease per 100,000 total births. The prevalence of Rh(D) isoimmunization has declined significantly following the introduction of Rh(D) immune globulin in the 1960's. Between 1970 and 1979, the crude incidence fell from 40.5 cases to 14.3 cases per 10,000 total births.

          The administration of Rh(D) immune globulin to these women prevents maternal sensitization and subsequent hemolytic disease in Rh-positive infants. RhIG must be administered after abortion, amniocentesis, ectopic pregnancy, and antepartum hemorrhage, as well as after delivery. Time series studies have shown a dramatic decline in the incidence of Rh isoimmunization, from 13-17% in the mid-1960's to 0.3-1.9% in the mid-1970's. In Canada, where compliance with prophylaxis was maximized, Rh isoimmunization fell from 10.3 per 1000 births and 55 deaths in 1964 to 3.4 per 1000 births and 1 death in 1975.

NON-INJECTABLE PLASMA PRODUCTS

A secondary use of plasma is to manufacture certain diagnostic products which are for the most part non-injectable. Some of the primary diagnostic products are:

                         - BLOOD GROUPING AND TYPING REAGENTS which are used by blood banks to match donor blood with the recipient.

                         - LABORATORY CONTROL REAGENTS which are used by laboratories to assure the quality control of their tests.

                         - SPECIAL TEST KIT REAGENTS which are derived from the plasma of donors known to have a specific disease and are used in the laboratory as a positive control test.


SPECIALTY PLASMAS

Specialty Plasmas generally contain high concentrations of specific antibodies and are used primarily to manufacture immune globulin therapeutic products which bolster the immunity of patients to fight a particular infection or to treat certain immune system disorders. Following advances in intravenous therapy in the mid-1980s, use of specialty plasmas for therapeutic purposes significantly increased. Among the current uses for specialty plasmas are the production of products to prevent hepatitis, Rh incompatibility in newborns, tetanus and rabies. Specialty plasmas are also widely used for diagnostic and tissue culture purposes. Depending on the rarity of the antibody or medical history of the donor, the pricing for specialty plasmas currently ranges from $80 to $3,500 per liter. The average spot price (free market price) of source plasma is currently approximately $76. Most specialty plasma is derived serendipitously (not the result of stimulation) which poses no abnormal risk to the plasma collector.

The Company currently collects and sells two specialty plasmas, Cytomegalovirus Antibody Plasma (CMV) and Tetanus Antibody Plasma. The Company intends to place increased emphasis on the collection of specialty plasmas by identifying potential specialty plasma donors through screening and testing procedures and by developing more FDA-licensed programs to inoculate potential donors.

                               THE PLASMA INDUSTRY


The blood resource industry can be divided into two industry segments. One is the non-profit or voluntary sector which is commonly thought of as Red Cross and independent non-profit blood centers. This "non-profit" sector is primarily concerned with providing whole blood and components of whole blood for transfusion in medical applications at hospitals. The other is the commercial or "for-profit" segment such as plasma collection centers. This "for-profit" commercial sector consists of plasma collection operations which collect plasma from paid donors and sell the plasma to Fractionators, who produce plasma derivative products or fractions that are used in therapeutics.


Plasma is collected at centers owned by both foreign and U.S. fractionators and by independent companies who sell to diagnostic companies and other fractionators.

Plasma collection centers are found in most states throughout the United States as presented in the following illustration:

                 DISTRIBUTION OF PLASMA CENTERS BY STATE - 1996


                                      [MAP]


     SOURCE: AMERICAN BLOOD RESOURCES ASSOCIATION

The United States plays a leading role in the world's source plasma, providing approximately 65% of the world's plasma needs. The United States plasma industry has made a concerted effort through ABRA to increase its global market share.

PLASMA MARKET

The source plasma industry has experienced a number of fluctuations in the supply and demand cycles. The market factors driving the plasma industry have included:

               - The expanded use of immune globulins to prevent and treat disease.

               -    The worldwide plasma shortage.

               -    Extensive public concern over the safety of blood products.

               - An increase in domestic and foreign regulatory control over the collection and testing of plasma.

A worldwide shortage of plasma began in 1991, driven partially by the increased need for plasma components to treat larger and older populations, and partially by a diminished pool of donors that resulted from more restrictive testing and screening requirements imposed by regulatory authorities. In 1991, the FDA required mandatory screening for hepatitis C, thereby disqualifying donations from a significant portion of the then existing donor base. Another market factor has been increasing public concern over HIV and other viruses which has lead to increased testing and tighter scrutiny.

The Company has generally sold its plasma under contracts ranging from one to three years which allow for annual pricing renegotiations. Pricing for product deliveries is generally mutually agreed upon prior to the beginning of the contract year and fixed for that year. Consequently, the Company may be adversely or beneficially affected if its costs of collecting and selling plasma rise or fall during the year as a result of changes in government regulation, donor fees or other factors.


FRACTIONATORS

Fractionation is the process of separating the raw source plasma into a variety of derivative products (see "The Product" above). Prior to being fractionated, source plasma is blended into batches of 7,500 to 10,000 liter units from many different donor sources.


The  five leading fractionators in the  United States are:

         ALPHA THERAPEUTIC    a subsidiary of The Green Cross Corp. of
         CORPORATION          Japan

         CENTEON              a subsidiary of Rhone-Poulenc-Rorer, a
         PHARMACEUTICALS      French government owned pharmaceutical
                              conglomerate

         MILES LABORATORIES   a division of Germany's Bayer A.G.

         HYLAND THERAPEUTICS  a division of Baxter, Inc.,an  $8.1 billion revenue U.S. company.

         NORTH AMERICAN       a public U.S.  company with $160 million
         BIOLOGICALS, INC.    revenue - traded on NASDAQ


                               CURRENT OPERATIONS

CURRENT PLASMA CENTERS

As of November 21, 1996, the Company had in operation nine plasma centers: two
(2) in Las Vegas, Nevada; two (2) in Colorado Springs, Colorado; one in Clarkesville, Tennessee; one in Phoenix, Arizona; one in Pueblo, Colorado; one in Ft. Smith, Arkansas; and one plasma center in Clearfield, Utah which opened on November 19, 1996 and was operating under a Reference Number pending FDA approval of its license application.

Subsequent to November 21, 1996, the Company began operation of: one plasma center in Raleigh, North Carolina which opened on December 17, 1996; and one plasma center in Macon, Georgia which opened on December 18, 1996. Both of these locations are operating under Reference Numbers pending FDA approval of license applications.

The Company is currently completing the construction phase for a plasma center which is expected to open about February 1, 1997 in Pasco, Washington. The Company is just beginning the construction phase for a plasma center which is expected to open about April 15, 1997 in Toledo, Ohio.

The Company collected approximately 105,000 liters of plasma in calendar year 1995, with the initial six centers. This represented an 11%, or approximately 10,000 liter, increase over 1994 and a 33% increase over 1993. The current eight operational centers (excluding Clearfield) are collecting plasma at the rate of approximately 165,000 liters annually. About 90% percent of this plasma is currently sold under contracts with Alpha Therapeutic Corporation, a subsidiary of the Green Cross Corporation of Japan. Alpha Therapeutic is one of the major companies in the plasma collection, fractionation and product distribution business in the United States. Approximately 10% of the Company's collected plasma is currently sold as Hyperimmune plasma (CMV) to another domestic customer.

DONORS

FDA standards restrict the frequency in which a donor may give plasma to twice a week or 104 times per year. Most regular donors donate between 40 and 60 times per year.

The QPP certification program is focused on excluding drug or alcohol addicts or homeless persons by requiring proof of permanent address as well as alcohol and drug use testing.

MARKETING/DONOR RECRUITMENT

Effective recruitment, management and retention of donors are essential to the Company's plasma business. The Company seeks to attract and retain its donor base in the following ways:

               - by utilizing competitive financial incentives which the Company offers for the donation of the plasma.

               -    by providing outstanding customer service to its donors.

               - by implementing programs designed to attract donors through education as to the uses of plasma.

               -    by encouraging regular participation in its donor programs.

               -    by providing incentives to encourage donors to return.

Repeat donors are important because of the lower cost associated with obtaining their plasma and less risk that their plasma will not satisfy regulatory and customer requirements. The Company's centers advertise for donors through targeted mailings, flyers and newspapers. Radio and television ads are also used when advantageous.

The Company's donor records are maintained with the assistance of donor database systems at each center which allows the Company's personnel to track the frequency of donor visits. When a donor has not visited a center in over one month, the center sends a reminder card to the donor emphasizing the importance of the donor's continued participation.

DONOR PROCESSING

On their first visit all new donors are given a physical examination by either a licensed physician or physician substitute. The National Donor Deferral Registry and the deferral lists of the Fractionators and other local plasma centers are all checked to determine if the donor has ever had positive viral test results or has ever been previously deferred or rejected as a donor. In addition to the deferral list checks, each time the donor visits, the donor is given the opportunity to defer himself confidentially and is asked a number of screening questions which he must audibly answer. In addition, each time he visits, the donor is tested for: blood pressure; temperature; pulse; weight; hematocrit; total proteins; HIV; hepatitis B and C; and liver enzymes.

QUALITY AND OPERATIONAL CONTROLS

Through its QPP and internal operating procedures and policies, the Company strives to maintain a high level of quality control. The Company's policies require that donor charts be audited on a daily basis, and that equipment be regularly recalibrated. Quality control records and procedures are maintained at a detailed level.

TRAINING

The Company is focusing on two levels of training: (a) technical training of employees; and (b) center management skills and development.

All employees are required to read and study detailed training materials and are then given a written test covering that material. Results of the written tests must be kept available for FDA inspection. Employees are also required to demonstrate specific skills to an FDA-certified trainer. Each level of an employee's training is tracked and documented and each employee is required to be retested on all material every six months. All employees are "cross trained" in all three of the center's functional areas, allowing for more efficient scheduling. Ongoing or continuing education sessions are periodically held to review new procedures, equipment and FDA requirements. All training documentation is subject to FDA approval.

It is the Company's philosophy to continually develop competent individuals within the Company to move into management positions. Selected individuals are sent to outside management development seminars in addition to the in-house program of development. Consequently, all of the open manager positions during the past three years have been filled with existing in-house personnel.

EMPLOYEES

As of November 21, 1996, the Company employed 69 full time employees and 72 part time employees.

Of the full time employees four were corporate officers, two were corporate clerical employees, eleven were location managers, eight were nurses, one was a doctor and the balance (43) were crosstrained as technicians/receptionists/phlebotomists.

Of the part time employees, 6 were nurses and the balance (66) were crosstrained as technicians/receptionists/phlebotomists.

The Company believes that the relations between the Company's management and its employees are good, although there can be no assurances that such relations will continue. The inability of the Company to attract or retain qualified personnel could have a material adverse effect on the Company.


ITEM 2. PROPERTIES

The Company currently occupies fourteen locations with corporate offices at 1925 Century Park East, Suite 1970, in Los Angeles and thirteen plasma centers in: Las Vegas, Nevada (2 centers); Clarksville, Tennessee; Phoenix, Arizona; Colorado Springs, Colorado (2 centers); Pueblo, Colorado; Ft.
Smith, Arkansas; Clearfield, Utah; Raleigh, North Carolina; Macon, Georgia; Pasco, Washington; and Toledo, Ohio. The Pasco and Toledo locations are currently being remodeled in preparation for starting new centers in those locations. All of the Company's leased property, comprising fourteen locations and approximately 57,000 square feet, is leased from unaffiliated parties under leases expiring through 2002. Most of these leases contain renewal options which permit the Company to renew the leases for periods of from two to five years at the then fair rental value. One of the Company's centers is leased on a month-to-month basis. The Company believes that in the normal course of its business it will be able to renew or replace its existing leases. The Company believes that the space it occupies is adequate for its existing centers.

The Company's plasma collection centers range in size from approximately 2,950 to 5,500 square feet and generally are located in population centers of 60,000 to 1,000,000 people.

The Company also owns two parcels totaling approximately one acre of land in Fort Worth, Texas which was obtained in the purchase of the original six plasma centers. These parcels are currently listed for sale and are not being considered for plasma collection center development.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company is headquartered in Los Angeles, California and operates with a head office staff of five people. The office of the Chief Operating Officer is in Clearfield, Utah.

The following table sets forth certain information with respect to the current directors and executive officers of the Company.

 Name                                  Age                      Position
--------------------------------------------------------------------------------
Barry D. Plost ................        50       Chairman of the Board,
                                                 President and CEO
Jerry L. Burdick...............        51       Executive Vice President, Chief
                                                 Financial  Officer, Secretary
                                                 and a Director
Brad Rabe......................        36       Vice President and Chief
                                                 Operating Officer
Brian Olson....................        56       Vice President, Operations
Sam Anderson...................        58       Director
Susan Preston..................        41       Director

--------------------
BARRY D. PLOST began serving as Chairman, President and Chief Executive Officer of the Company on February 6, 1996. Prior to joining the Company, he was a Management Consultant with the management consulting firm of David Barrett, Inc. for the period January 1995 until February 6, 1996. Mr. Plost was President and Chief Executive Officer of Country Wide Transport Services, Inc., a trucking company, from February 1991 through June 1994, and President and Chief Operating Officer of Freymiller Trucking, Inc., a trucking company, from November 1979 through August 1991.

JERRY L. BURDICK was appointed Executive Vice President, Chief Financial Officer, Secretary and a Director effective December 1, 1995. From August 1993 through March 1995, Mr. Burdick was a consultant to SeraCare, Inc. in the areas of financing, internal controls, cost accounting and was specifically requested to evaluate the whole blood operations of the Company and make recommendations for correcting the increasing losses. When the Company filed for protection under Chapter 11 of the Federal Bankruptcy Code, Mr. Burdick was asked to provide guidance to the Controller and financial staff on appropriate bankruptcy filings and regulations. Mr. Burdick also drafted the first proposed Reorganization Plan and accompanying Private Placement Memorandum for SeraCare, Inc. during that period. During that period, Mr. Burdick had no direct reports and acted only in an advisory capacity reporting to the President of the Company. In March 1995, the Company determined to terminate the Controller and Chief Financial Officer (same person) and have Mr. Burdick fill that role on an acting basis during the remaining tenure of the bankruptcy, through February 6, 1996. Mr. Burdick previously operated his own consulting practice from March 1988 through August 1993. Mr. Burdick is a Certified Public Accountant in the State of California. At the time the Company filed for protection under Chapter 11 of the Federal Bankruptcy Code, Mr. Burdick was a consultant to the Company. Mr. Burdick has also participated in various other Chapter 11 restructurings as a consultant, and for about one year as controller of a company which was in bankruptcy when he joined the company.

BRAD RABE was appointed Vice President and Chief Operating Officer effective September 1, 1996. Prior to joining the Company, Mr. Rabe spent sixteen years with the Plasma Collection Division of Bayer Corporation, a large pharmaceutical company, most recently as Operations Director.

BRIAN OLSON has served as Vice President, Operations of the Company since July 1992 and was a Director of the Company from February 1996 until October 1996. Prior to joining the Company, Mr. Olson held the position of Director of Plasma Supply with Alpha Therapeutic Corporation, a manufacturer of pharmaceutical products, from July 1987 through June 1992. At the time the Company filed for protection under Chapter 11 of the Federal Bankruptcy Code,
 Mr. Olson was serving as Vice President, Operations.

SAM ANDERSON was elected a Director effective April 16, 1996. Since April of 1996, Mr. Anderson has also been a consultant to SeraCare, Inc. in the areas of: finding and evaluating potential acquisitions; helping the Company in developing a strategic plan for increasing the volume of hyperimmune plasma collected including targeting the particular type of hyperimmune the company should target; and advising the Chief Executive Officer of the Company on industry trends and potential changes in regulations and the ramifications thereof. Mr. Anderson's role is strictly advisory and he has no direct reports within SeraCare, Inc.. Since March 1991, Mr. Anderson has served as a consultant to various companies in the plasma business and specifically in pharmaceutical products, fractionation and hyperimmune plasma. From March 1990 to March 1991, Mr. Anderson served as president of Trancel, Inc., a start-up bio-tech development company in the area of insulin dependent diabetes and prior to that served as Chairman and Chief Executive Officer of Alpha Therapeutic Corporation, a manufacturer of pharmaceutical products and also the largest plasma collection company and fractionator in the world, until he retired in February 1990.

SUSAN PRESTON was elected a Director effective April 16, 1996. Ms. Preston has been a practicing attorney for the law firm of Weiss, Jensen, Ellis & Howard in Seattle, Washington since May 1994 and previously served as corporate counsel for various other companies.

M. EZZAT JALLAD was elected a Director effective October 28, 1996. Mr. Jallad has been Chairman and President of Softpoint, Inc., which develops and markets point of sale software and hardware for the fast food and retail markets since June 1995. Previously, he was Executive Vice President of SCIM Corporation, a financial consulting firm, from April 1988 to May 1995.

The Board of Directors currently consists of five directors: Barry D. Plost , Chairman, President and Chief Executive Officer; Jerry L. Burdick, Executive Vice President, Chief Financial Officer and Secretary; Sam Anderson, outside Director; Susan Preston, outside Director; and, Ezzat Jallad, outside Director.

ITEM 4. REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the cash compensation and other consideration to be paid by the Company to its executive officers. The Company does not have key man insurance on any of its employees. Sam Anderson, an outside Director, has entered into a three year consulting agreement with the Company at $50,000 per year plus fully vested options to purchase 30,000 shares of the Company's common stock at $1.50 per share which expire in three years. Mr. Anderson also was granted fully vested options to purchase 20,000 shares of the Company's common stock at $1.00 per share, which expire in three years, in conjunction with a $100,000 bridge loan Mr. Anderson made to the Company on July 2, 1996. Susan Preston has been granted fully vested options to purchase 15,000 shares of the Company's common stock at $1.50 per share which expire in three years.

                                                      Current     Paid Prior
Name and Principal Position                            Salary        Year       Options          Other
---------------------------                          --------     ----------  -----------        -----
(8)Barry D. Plost, President, Chairman and CEO       110,000         None       56,147 (1)           (6)(5)
                                                                               150,000 (2)
                                                                               100,000 (3)
                                                                               130,000 (4)
(9)Jerry L. Burdick, Ex VP, Secretary and CFO        125,000         None       42,110 (1)           (6)(5)

   Brad Rabe, Vice President and COO                 100,000 (7)     None                            (6)(5)

(10)Brian Olson, VP, Operations                       90,000       85,000       28,073 (1)           (6)(5)

-----------------------------

(1) Options vest at the rate of 1/3 per year for three years, commencing with February 6, 1997 and are contingent upon the Company achieving certain projected operating results. The exercise price is the mid point between $.74 and the thirty day trading average of the shares immediately prior to each vesting date. The options will vest at the rate of one-third per year and are contingent upon the company achieving the projected pre-tax earnings of $920,549 in year one following February 6, 1996, $2,590,160 in year two and $4,384,187 in year three except that such projections contemplate an initial funding of $4.5 million in convertible debtor notes and if the indicated funding is not provided in timely fashion for the acquisition of the number of centers indicated in such projections, then a calculation will be made utilizing the projected results of the base six centers (which includes corporate overhead) plus a prorated calculation of the projected operating results of the acquisition centers based upon the percentage of the financing actually obtained for SeraCare, Inc. For example, the projections contemplate the acquisition of twelve centers during year one. Accordingly, this acquisition program would require $2.4 million. If $1.2 million or 50% is actually funded, then a calculation will be made utilizing 100% of the year one operating results projected for the base six centers ($365,556) plus 50% of the year one projected operating results for the acquisition centers (50% X $450,198 = $225,099) with the sum of the two ($365,556 + $225,099 = $590,655). Accordingly,
     $590,655 will be the objective criteria for vesting of one third of the options. If SeraCare, Inc. is sold, merged, consolidated with another company or reorganized to the extent that there is a 50% or more change in the ownership, the options will become immediately vested and exercisable.

(2)  Options at prices are 50,000 at $1.00, 50,000 at $2.00, and 50,000
     $3.00 per share, which vest in increments of 50,000 over three years, contingent upon Company achieving the same performance criteria as indicated in (1) above and which are exercisable for five years from each vesting date.

(3) Fully vested options at $1.00 per share which expire at the end of five years.

(4) Mr. Plost was granted fully vested three year options to purchase 130,000 shares of the Company's common stock at $1.00 per share in conjunction with a $400,000 bridge loan Mr. Plost made to the Company on July 2, 1996 and a $50,000 bridge loan he made to the Company on July 17, 1996.

(5) The Company has established a Management Bonus Pool whereby ten percent (10%) of earnings before taxes which are in excess of $920,549 in the year ending February 29, 1997; $2,590,160 in the year ending February 29, 1998, and $6,244,536 in the year ending February 29, 1999 will be allocated to a bonus pool to be paid pro rata to all officers of the Company on the basis of salaries.

(6) To the extent that quarterly earnings before taxes exceed $100,000, the excess will be paid on a pro-rata basis to all officers up to an annual maximum of $10,000 each.

(7) Effective on September 1, 1996, the Company signed a contract with Mr. Rabe through February 5, 1999 at $100,000 per year plus a success bonus of $25,000 (which may be taken in the form of cash or 16,667 shares of the Company's common stock). The success bonus is contingent upon the signing of a multi-year contract between North American Biologicals, Inc. and the Company for the purchase of source plasma for all of the Company's startup locations. For the period September 1, 1996 through December 31, 1996, Mr. Rabe shall be compensated through the issuance of 22,224 common shares of the Company. Mr. Rabe's compensation for the period January 1, 1997 through February 5, 1999 shall be in cash. Mr. Rabe shall also participate in the Management Bonus Pool on the same basis as other officers of the Company during the term of his agreement.

(8) Effective on February 6, 1996, the Company signed a contract with Mr. Plost through February 5, 1999 at a base salary of $75,000. Such salary was increased to $170,000 on November 1, 1996 by the Board of Directors. Mr. Plost shall also participate in the Management Bonus Pool on the same basis as other officers of the Company during the term of his agreement and also received certain options as indicated.

(9) Effective on February 6, 1996, the Company signed a contract with Mr. Burdick through February 5, 1999 at a base salary of $125,000. Mr. Burdick shall also participate in the Management Bonus Pool on the same basis as other officers of the Company during the term of his agreement and also received stock options as indicated above.

(10) Effective on February 6, 1996, the Company signed a contract with Mr. Olson through February 5, 1999 at a base salary of $90,000. Mr. Olson shall also participate in the Management Bonus Pool on the same basis as other officers of the Company during the term of his agreement and also received stock options as indicated above.




ITEM 5. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
        SECURITYHOLDERS

                                              COMMON                                         SERIES A
INDIVIDUAL / GROUP                            SHARES           %           OPTIONS           WARRANTS
---------------------------------------      ---------       ------        -------           --------
(1)Barry D. Plost                              169,284          5%          436,147            35,000
(2)Jerry L. Burdick                                  -          -            42,110
(3)Brad Rabe (assumes all criteria met)        338,891         10%

(4)All Officers and Directors                  553,952         17%           571,330           70,000

Of the issued and outstanding shares as of September 30, 1996, no one person or interest owns or controls more than 10%. If it is assumed that Mr. Brad Rabe will be issued the maximum number of shares pursuant to the acquisition agreement dated September 3, 1996, he will hold 10% of the Company's then outstanding stock if there are no other issuance's.

Assuming the exercise of all warrants, options and the inclusion of shares already held, Mr. Barry Plost would own 15% of the outstanding common stock of the Company. No other person or interest would own or control more than 10%.

PRICE AND EXERCISE DATE OF SERIES A WARRANTS LISTED ABOVE.

A.  Barry D Plost - President            35,000  Series A Warrants

    Mr. Plost acquired 14 Units of the June 1, 1996 Private Placement for $105,000. Each Unit consisted of 5,000 shares of common stock and 2,500 Series A warrants to purchase one share of the company's common stock at $2.75. The Series A warrants are exercisable immediately and terminate on the earlier of (i) six years from the date of issuance and (ii) three years from the date of the initial effectiveness of the "Initial Registration Statement". The Series A warrants are redeemable by the Company at $.01 per share, upon 30 days notice, if the common stock is publicly traded and the average of the closing price per share of the common stock for each of the 20 consecutive trading days immediately prior to the mailing of such notification and for each day thereafter until the redemption date shall have exceeded 133.3% of the existing exercise price.

B.  Sam Anderson - a Director                 35,000  Series A Warrants

    Mr. Anderson acquired 14 Units of the June 1, 1996 Private Placement for $105,000.
    See explanation under A. above.

C.  All Officers and Directors                70,000  Series A Warrants

    Represents the total of A. and B. above.


ITEM 6. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

BRIDGE LOANS TO THE COMPANY.
In order to close the acquisition of the Silver State Plasma Center in Las Vegas, Nevada on July 2, 1996, the Board of Directors unanimously approved $550,000 in bridge loans. The terms of the bridge loans included interest at twelve percent and 150,000 three year warrants, each warrant to purchase one share of the Company's common stock at $1.00. Of the total amount of the bridge loans, $450,000 was advanced by Mr. Barry Plost, the Company's President and Chief Executive Officer, and the remaining $100,000 was advanced by Mr. Samuel Anderson, a member of the Company's Board of Directors. Both Mr. Plost and Mr. Anderson opted to participate in the Private Placement dated June 1, 1996 instead of receiving repayment of their note.

Mr. Plost converted $105,000.00 face value of notes into 14 Units which consists of 70,000 shares of common stock and 35,000 Series A Warrants which were issued in the name Barry D. Plost. In addition, Mr. Plost converted $22,500.00 face value of notes into three Units which consists of 15,000 shares of common stock and 7,500 Series A Warrant which were issued in the name Rena Plost.

Mr. Samuel Anderson wanted to purchase 14 Units of the Private Placement. Fourteen Units at $7,500 totaled $105,000. Mr. Anderson had only loaned the Company $100,000. Accordingly, Mr. Anderson remitted an additional $5,000 in order to cover the total cost of $105,000.00. The 14 Units consisted of 70,000 shares of common stock and 35,000 Series A Warrants which were issued in the name The Samuel and Mary Ann Anderson Trust, of which Mr. Anderson is a Trustee.

In each case, the shares issued are restricted shares and the terms of purchase were consistent with the terms provided to all participants in the Private Placement dated June 1, 1996 and outlined therein. Such terms include registration rights (see Page 2 above) and the exercise price and terms of the Series A Warrants. Each Series A Warrant authorizes the holder to purchase one share of the company's common stock at $2.75. The Series A Warrants are exercisable immediately and terminate on the earlier of (i) six years from the date of issuance and (ii) three years from the date of the initial effectiveness of the "Initial Registration Statement". The Series A Warrants are redeemable by the Company at $.01 per share, upon 30 days notice, if the common stock is publicly traded and the average of the closing price per share of the common stock for each of the 20 consecutive trading days immediately prior to the mailing of such notification and for each day thereafter until the redemption date shall have exceeded 133.3% of the existing exercise price.

ACQUISITION OF CLEARFIELD AND RALEIGH PLASMA CENTERS.
On September 3, 1996, the Company acquired from Mr. Brad Rabe all rights and interests in leases, leasehold improvements, fixed assets and/or any other personal property, licenses, certifications or rights attributable to both the Clearfield Center and the Raleigh Center, including the rights to any FDA or QPP licenses and/or certifications which attach or may attach to those locations, including the right to file for such licenses and/or certifications if they have not already been applied for. Mr. Rabe also agreed to complete the process of establishing both startup locations as operational plasma collection centers by opening plasma collection centers in both locations within a reasonable period of time not to exceed 120 days from September 3, 1996.

BASE CONSIDERATION. As consideration to Mr. Rabe, the Company agreed to deliver 175,000 shares of Common Stock of the Company within fifteen days of the date when both the Raleigh and Clearfield locations have processed their first donors. The 175,000 shares of Common Stock may be increased or decreased depending on whether the buildout costs for the two centers exceed $135,000. The value per share was defined within the contract at $1.50 per share. The Private Placement dated June 1, 1996 which had its first closing on September 4, 1996 and its final closing on October 24, 1996 was considered when the $1.50 was established.

ADDITIONAL CONSIDERATION. In addition to the Base Consideration, the Company and Mr. Rabe agreed on certain operational performance criteria which will serve as the basis for Additional Consideration of a maximum of 125,000 shares of common stock of the Company if all performance criteria for the centers are met. Accordingly, if Clearfield Center and Raleigh Center in total generate a net profit before taxes of $310,000 for the measurement period of twelve months ending on the last day of eighteenth month following the Closing Date, Mr. Rabe shall receive as additional consideration 62,500 shares of Common Stock of the Company. Further, if Clearfield Center and Raleigh Center in total generate a net profit before taxes of $310,000 for the measurement period of twelve months ending on the last day of thirtieth month following the Closing Date, Mr. Rabe shall receive as additional consideration another 62,500 shares of Common Stock of the Company.

ITEM 7. SECURITIES BEING OFFERED

NO SECURITIES ARE BEING OFFERED HEREWITH PURSUANT TO THE FILING OF THIS FORM
10SB.



                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

(a)  MARKET INFORMATION:
The Company's Common Stock has been approved for quotation on The NASDAQ Stock Market's Bulletin Board and is traded under the symbol "SERC". The Company emerged from bankruptcy on February 6, 1996 and began trading on the Bulletin Board in May 1996. The following table sets forth the range of bid prices for the Common Stock during the periods indicated, and represents inter-dealer prices, without retail mark-up, mark-down or commission to the broker-dealer, and may not represent actual transactions. The information summarized in the following table has been derived from the NASD's Monthly Statistical Report.

The Company's Common Stock was not traded on any market prior to May 1996.

For the period May 1, 1996 through January 30, 1997:          High           Low
                                                              ----           ---
                                                             3 1/4           3/4

(b)  HOLDERS:
                                        Approximate Number of
                                        Record Holders (as
Title of Class                          of  January 30, 1997)
--------------                          ---------------------
Common Stock, $.001 par value                  360 (1)

---------------------
     (1) Certain of the Company's other shareholders hold shares under "street name" and are not identified individually. Accordingly, the Company estimates that it has a total of approximately 460 beneficial shareholders.

(c)  DIVIDENDS:

The Company has never paid cash dividends on its Common Stock. According to the terms and conditions of the Amended and Restated Loan Agreement dated February 5, 1996, between CVD Financial Corporation (referred to therein as "Lender") and SeraCare, Inc., Avre Incorporated, and Binary Associates, Inc. (referred to therein as "Borrowers"), Borrowers may not declare or pay dividends on account of any stock of the Borrowers, except that SeraCare, Inc. may issue warrants, options, stock, rights or any other form of equity security as a dividend. The declaration and payment of dividends in the form of equity securities by the Company's board of directors will depend, among other factors, on earnings as well as the operating and financial condition of the Company. At the present time, the Company does not expect to declare or issue any dividends within the foreseeable future.

(d) INFORMATION REQUIRED BY ITEM 201(a) (2) OF REGULATION S-B.

As of October 31, 1996, the amount(s) of common equity of SeraCare, Inc. which is subject to outstanding options or warrants to purchase, or securities convertible into common equity of the registrant was as follows:

          Description                                         Shares
     ---------------------------------------------        -----------
     Common Shares Issued and Outstanding                   2,965,500
     Shares reserved for Options of Officers and Directors    571,330
     Shares reserved for Series A Warrants                    425,000
     Shares reserved for Dealer Warrants                      103,500
     Shares reserved for Clearfield/Raleigh acquisition       300,000
     Shares reserved for Brad Rabe success bonus               16,667
     Shares reserved for Brad Rabe salary for the
       period 9/3/96 through 12/31/96                          22,222
                                                            ---------
           Total Common Shares Issued and Reserved          4,404,219
                                                            ---------

The Company has agreed to register the shares reserved for the Series A Warrants and the Dealer Warrants in accordance with the registration rights agreements attached to the Form 10SB as Exhibits 6.15 and 6.18.

ITEM 2.  LEGAL PROCEEDINGS
(a) PENDING LEGAL MATTERS.

     PREFERENCE LITIGATION:

     In conjunction with the winding down of the Chapter 11 bankruptcy proceedings associated with BK Case No. LA 94-11730-AA which was filed on January 7, 1996, the Company has three preference actions pending against:
     NOW Medical Services for $64,000.00; Arthur Anderson & Co. for $10,000.00; and Weingberg Spelton & Sax for $18,000.00. In addition, the Company has entered into settlement agreements with various other defendants which are pending approval by the United States Bankruptcy Court Central District of
     California.   According to the terms of the Plan of Reorganization, total recoveries of preference claims net of legal costs are to be split one-half to the Unsecured Creditors on a pro-rata distribution basis and one-half to the Company. Preference proceedings are administered under the direction of and are subject to approval by the Federal Bankruptcy Court. Preference litigation is aimed at avoidable preference transfers (payments) which took place within 90 days of the date on which the Debtor files for bankruptcy. Elements of an avoidable preference transfer include:

          1.  "any transfer of an interest of the debtor in property,"
          2.  "to or for the benefit of a creditor,"
          3. "for or on account of an antecedent debt owed by the debtor" before the "transfer was made,"
          4.  "made while the debtor is insolvent,"
          5. "made (A) . . . within 90 days before" bankruptcy;" or (B) between ninety days and one year before" bankruptcy, if the transferee "was an insider" at the time of the transfer; and
          6. that enables the creditor "to receive more than" it would receive if
              (A) "the case were a case under chapter 7" of the Code;
              (B) "the transfer had not been made;" and
              (C) the "creditor received payment" of its debt "to the extent provided by" the Code.

     The purpose of preference actions is to facilitate equality of distributions among creditors of a debtor such that any creditor which received a greater payment (benefit) than others in his class is required to disgorge so that such funds can be shared equally by all creditors. In the case of SeraCare, Inc., 50% of all net preference recoveries after legal costs will be redistributed to the unsecured creditors and 50% will be retained by the Company. There can be no assurances that the Company will prevail in the three pending actions.

OTHER LITIGATION ISSUES:

On January 24, 1996, the Company confirmed its Plan of Reorganization and emerged from Chapter 11 Bankruptcy effective on February 6, 1996. The Company is accordingly "Out of Bankruptcy", has implemented the Plan of Reorganization and has made initial distributions to creditors in accordance with that Plan. However, until the final preference action has been resolved, the Chapter 11 proceeding remains open and will be closed at such time as the final action has been resolved.

The Company has no other pending litigation as of September 30, 1996 which is material or involves environmental laws.

(b) PENDING GOVERNMENTAL AGENCY PROCEEDINGS.

The Company has no pending governmental agency proceeding as of September 30, 1996 which is material or involves environmental laws.



ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
     (1)  None
     (2) On April 1, 1996, the Company retained the services of BDO Seidman, LLP to perform an independent audit of the Company's financial statements as of February 28, 1996 and 1995 and for the years then
          ended.   The financial statements of the Company were not audited in
          1994 due to the pending status of the Chapter 11 bankruptcy. The last audit of the Company was performed by Arthur Anderson & Co. for the period ended October 31, 1993.

     The Company did not consult with BDO Seidman, LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was either the subject of a disagreement or a reportable event, at any time prior to the appointment of such firm.

     There were no disagreements with BDO Seidman, LLP during the course of the current audits and there were no disagreements with Arthur Anderson & Co. during the October 31, 1993 audit.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     (a) Securities sold within the past three years without registration of the securities under the Securities Act were as indicated below. The Company offered all such securities solely to persons who meet the definition of "accredited investors" set forth in Section 2(15) of the Securities Act of 1933, as amended and Rules 215 and 501(a) thereunder. The offerings were made in reliance upon the non-public offering exemption from registration provided in Section 4(2) of the 1933 Act and Regulation D promulgated thereunder.

TITLE OF SECURITIES - COMMON STOCK,  $.001 PAR VALUE
            (i) Effective February 6, 1996, 2,115,500 shares of the Company's Common Stock were issued in conjunction with the funding of the Company's Plan of Reorganization. Of those shares, an aggregate of 1,610,708 shares were issued in exchange for $1.2 million face value of Debtor Notes and an aggregate of 504,792 shares were issued in satisfaction of other creditor claims. Such shares were issued pursuant to
                    Section 1145 of the United States Bankruptcy Code and may be resold pursuant to Section 4(1) of the Securities Act of 1933, as amended ("1933 Act"). No Series A Warrants were issued.

            (ii) Effective September 4, 1996, an aggregate of 565,000 shares of the Company's Common Stock and 282,500 Series A Warrants were issued in exchange for $847,500 in cash, pursuant to a Private Placement Memorandum dated June 1, 1996, which offered Units consisting of five thousand shares of the Company's Common Stock and two thousand, five hundred
                    Series A Warrants for each minimum investment of $7,500.00. Such Units were offered to "accredited investors" as that term is defined in the 1933 Act and Rules 215 and 501(a)
                    promulgated thereunder.   These shares are "restricted
                    shares" as that term is defined in Rule 144 under the 1933 Act.

            (iii) Effective October 23, 1996, an aggregate of 285,000 shares of the Company's Common Stock and 142,500 Series A Warrants were issued in exchange for $427,500 in cash, pursuant to a Private Placement Memorandum dated June 1, 1996, which offered Units consisting of five thousand shares of the Company's Common Stock and two thousand, five hundred
                    Series A Warrants for each minimum investment of $7,500.00. Such Units were offered to accredited investors as that term is defined in the 1933 Act and Rules 215 and 501(a)
                    promulgated thereunder.   These shares are "restricted
                    shares" as that term is defined in Rule 144 under the 1933 Act.

TITLE OF SECURITIES - SERIES A WARRANTS  (Represents right to purchase one share of the Company's Common Stock at an exercise price of $2.75, exercisable immediately and terminating on the earlier of (1) six years from issuance or (2) three years from the date of the initial effectiveness of a Registration Statement covering the shares.

            (i) Effective September 4, 1996, an aggregate of 282,500 Series A Warrants were issued pursuant to a Private Placement Memorandum dated June 1, 1996, which offered Units consisting of five thousand shares of the Company's Common Stock and two thousand, five hundred Series A Warrants for each minimum investment of $7,500.00. Such Units were offered to "accredited investors" as that term is defined in the 1933 Act and Rules 215 and 501(a) promulgated thereunder.

            (ii) Effective October 23, 1996, an aggregate of 142,500 Series A Warrants were issued pursuant to a Private Placement Memorandum dated June 1, 1996, which offered Units consisting of five thousand shares of the Company's Common Stock and two thousand, five hundred Series A Warrants for each minimum investment of $7,500.00. Such Units were offered to "accredited investors" as that term is defined in the 1933 Act and Rules 215 and 501(a) promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Messrs. Plost, Burdick, Rabe, and Olson are parties to employment contracts with the Company which, among other terms and conditions, require that the Company indemnify, defend and hold them harmless, to the maximum extent permitted by law, from any and all claims, litigation or suits arising out of the activities taken in performance of the duties hereunder, including all reasonable expenses and professional fees that may relate thereto. In addition, the Company agreed to seek appropriate directors and officers liability insurance for errors and omissions of such type and in such amount as is customary for similarly situated companies, if available at a reasonable cost. The Company does not have directors and officers liability insurance for errors and omissions at this time.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 (THE "ACT") MAY BE PERMITTED TO DIRECTORS, OFFICERS, AND CONTROLLING PERSONS OF THE SMALL BUSINESS ISSUER PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE SMALL BUSINESS ISSUER HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE.

                                    PART F/S

REVISED FINANCIAL STATEMENTS ARE PRESENTED AS FOLLOWS:

     (a) Audited Annual Financial Statements as of February 28, 1996 and 1995 and for the two years then ended.

     (b) Unaudited Interim Financial Statements as of August 31, 1996 and for the six months then ended.

     F/S (A)


                                                                           PAGE
                                                                          NUMBER
     SERACARE, INC. AND SUBSIDIARIES
     CONSOLIDATED FINANCIAL STATEMENTS
     FEBRUARY 29, 1996 AND FEBRUARY 28, 1995
     (AUDITED)

     Report of Independent Auditors -
     BDO Seidman, LLP                                                      33

     Consolidated Balance Sheets -                                         34
       as of February 29, 1996 and February 28, 1995

     Consolidated Statements of Operations -                               36
       February 6, 1996 through February 29, 1996
       March 1, 1995 through February 5, 1996
       Year Ended February 28, 1995

     Consolidated Statements of Shareholders' Equity (Deficiency)   -      37
       March 1, 1994 through February 29, 1996

     Consolidated Statements of Cash Flows -                               38
       February 6, 1996 through February 29, 1996
       March 1, 1995 through February 5, 1996
       Year Ended February 28, 1995

     Summary of Accounting Policies                                        40

     Notes to Consolidated Financial Statements -                          43

                                                  SERACARE, INC.
                                                AND SUBSIDIARIES




                                               CONSOLIDATED FINANCIAL STATEMENTS
                                         FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

                                                 SERACARE, INC. AND SUBSIDIARIES


                                                                        CONTENTS


INDEPENDENT AUDITORS' REPORT                                                  33



CONSOLIDATED FINANCIAL STATEMENTS

   Balance sheets                                                             34

   Statements of operations                                                   36

   Statements of shareholders' equity (deficit)                               37

   Statements of cash flows                                                   38


SUMMARY OF ACCOUNTING POLICIES                                                40



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                    43

INDEPENDENT AUDITORS' REPORT

The Board of Directors
SeraCare, Inc.

We have audited the accompanying consolidated balance sheet of SeraCare, Inc. (Restructured Company) and subsidiaries as of February 29, 1996 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period February 6, 1996 to February 29, 1996. We have also audited the consolidated balance sheet of American Blood Institute, Inc. (Predecessor Company) (Debtor-In-Possession) and subsidiaries as of February 28, 1995 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period March 1, 1995 to February 5, 1996 and the year ended February 28, 1995.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SeraCare, Inc. (Restructured Company) and subsidiaries and American Blood Institute, Inc. (Predecessor Company) and subsidiaries at February 29, 1996 and February 28, 1995 and the results of their operations and their cash flows for the periods ended February 29, 1996 and February 5, 1996 and the year ended February 28, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Bankruptcy Court confirmed the Company's Plan of Reorganization on January 24, 1996, and the Company emerged from bankruptcy effective February 6, 1996. On February 6, 1996 the Company accounted for the reorganization and adopted "fresh start accounting." As a result, the Company's February 29, 1996 balance sheet is not comparable to the February 28, 1995 balance sheet, since it presents the financial position of the reorganized entity.

                                                           /S/
                                            ----------------------------------
Los Angeles, California                              BDO SEIDMAN, LLP
May 23, 1996

                                                SERACARE, INC.  AND SUBSIDIARIES


                                                     CONSOLIDATED BALANCE SHEETS



                                                 REORGANIZED     PREDECESSOR
                                                   COMPANY         COMPANY
                                                 FEBRUARY 29,    FEBRUARY 28,
                                                    1996            1995
--------------------------------------------------------------------------------

ASSETS (Notes 1 and 5)

CURRENT ASSETS
 Cash and cash equivalents                       $   580,476     $  104,517
 Accounts receivable, net of allowance for
  doubtful accounts of $100,732 in 1995              199,862        178,891
 Inventories (Note 3)                                279,758        434,598
 Prepaid expenses and other current assets            33,572         51,164
--------------------------------------------------------------------------------

Total current assets                               1,093,668        769,170
--------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, net (Note 4)                  71,840         61,607
--------------------------------------------------------------------------------


FDA LICENSES (Note 1)                                900,000              -

DONOR BASE AND RECORDS (Note 1)                      600,000              -

EXCESS OF COST OVER NET ASSETS ACQUIRED, less
accumulated amortization of $66,492                        -        854,895

REORGANIZATION VALUE IN EXCESS OF AMOUNTS
 ALLOCATED TO IDENTIFIABLE ASSETS, less
 accumulated amortization of $2,374 (Note 1)       1,032,753              -

LAND AVAILABLE FOR SALE                               25,000         51,285

OTHER ASSETS                                          17,640         26,459
--------------------------------------------------------------------------------
                                                 $ 3,740,901    $ 1,763,416
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                SERACARE, INC.  AND SUBSIDIARIES


                                                     CONSOLIDATED BALANCE SHEETS

                                                                 REORGANIZED        PREDECESSOR
                                                                   COMPANY            COMPANY
                                                                 FEBRUARY 29,       FEBRUARY 28,
                                                                   1996               1995
-------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES NOT SUBJECT TO COMPROMISE
 Accounts payable                                               $   723,951         $   599,185
 Accrued expenses                                                   583,546             118,756
 Current portion of long-term debt (Notes 1 and 5)                  328,571                   -
-------------------------------------------------------------------------------------------------

Total current liabilities not subject to compromise               1,636,068             717,941
-------------------------------------------------------------------------------------------------

CURRENT LIABILITIES SUBJECT TO COMPROMISE (Note 1)
 Current portion of long-term debt                                        -           1,386,236
 Unsecured notes payable                                                  -             587,189
 Accounts payable and accrued expenses - pre-petition                     -           1,907,646
-------------------------------------------------------------------------------------------------
Total current liabilities subject to compromise                           -           3,881,071
-------------------------------------------------------------------------------------------------

OTHER LIABILITIES
 Long-term debt (Notes 1 and 5)                                     821,429                   -
-------------------------------------------------------------------------------------------------

COMMITMENTS (Note 10)

STOCKHOLDERS' EQUITY (DEFICIT) (Notes 1, 6 and 7)
 Series A preferred stock                                                 -             334,394
 Common stock                                                         2,115               5,731
 Additional paid-in capital                                       1,277,671           2,583,349
 Retained earnings (deficit)                                          3,618          (5,759,070)
-------------------------------------------------------------------------------------------------

Total stockholders' equity (deficit)                              1,283,404          (2,835,596)
-------------------------------------------------------------------------------------------------

                                                                $ 3,740,901         $ 1,763,416
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

See accompanying summary of accounting policies and notes to consolidated financial statements.

                                                 SERACARE, INC. AND SUBSIDIARIES


                                           CONSOLIDATED STATEMENTS OF OPERATIONS

                                                REORGANIZED COMPANY         PREDECESSOR COMPANY
                                                -------------------    ----------------------------
                                                   FEBRUARY 6,          MARCH 1,
                                                      1996              1995
                                                     THROUGH            THROUGH         YEAR ENDED
                                                   FEBRUARY 29,        FEBRUARY 5,      FEBRUARY 28
                                                     1996               1996             1995
----------------------------------------------------------------------------------------------------
NET SALES                                           $510,148           $6,159,376       $5,433,331

COST OF SALES                                        446,253            5,397,095        4,833,823
----------------------------------------------------------------------------------------------------
GROSS PROFIT                                          63,895              762,281          599,508

GENERAL AND ADMINISTRATIVE EXPENSES                   47,050              793,934          676,236
----------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                               16,845              (31,653)         (76,728)

OTHER INCOME (EXPENSE)
 Reorganization items (Note 1):
  Professional fees                                   (2,500)            (491,877)        (163,981)
  Adjustment of net assets to fair value                   -              805,038                -
 Interest expense                                    (10,727)                   -                -
 Other expense                                             -              (30,408)               -
----------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS BEFORE
 DISCONTINUED OPERATIONS AND
 EXTRAORDINARY ITEM                                    3,618              251,100         (240,709)
----------------------------------------------------------------------------------------------------
LOSS FROM DISCONTINUED OPERATIONS
 (Note 2)                                                  -                    -         (130,255)
----------------------------------------------------------------------------------------------------
NET INCOME (LOSS) BEFORE EXTRAORDINARY
 ITEM                                                  3,618              251,100         (370,964)

EXTRAORDINARY NET GAIN FROM DEBT
 DISCHARGE (Note 1)                                        -            2,584,496                -
----------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                   $  3,618           $2,835,596       $ (370,964)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                                                 SERACARE, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)


                                                                                           COMMON STOCK
                                                                      --------------------------------------------------------
                                               PREFERRED STOCK                                                CLASS B
                                          -----------------------                                  ---------------------------
                                           SHARES        AMOUNT         SHARES         AMOUNT         SHARES           AMOUNT
------------------------------------------------------------------------------------------------------------------------------

BALANCE, March 1, 1994                      43,918      $ 334,394              -         $    -      4,350,912        $ 5,731

Net loss                                         -              -              -              -              -              -

------------------------------------------------------------------------------------------------------------------------------
BALANCE, February 28, 1995                  43,918        334,394              -              -      4,350,912          5,731

Net loss for period March 1, 1995 to
  February 5, 1996 before
  extinguishment of stockholders'
  equity                                         -              -              -              -              -              -

Extinguishment of stockholders'
  equity in connection with
  bankruptcy (Note 1)                      (43,918)      (334,394)             -              -     (4,350,912)        (5,731)
------------------------------------------------------------------------------------------------------------------------------

BALANCE, February 5, 1996                        -              -              -              -              -              -

Common stock issued for:

Conversion of debt                               -              -        115,275            115              -              -

Services                                         -              -        389,518            389              -              -

Private placement                                -              -      1,610,707          1,611              -              -

Net income for period
  February 6, 1996
  to February 29, 1996                           -              -              -              -              -              -
------------------------------------------------------------------------------------------------------------------------------
BALANCE, February 29, 1996                       -      $       -      2,115,500         $2,115              -        $     -
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


                                                  ADDITIONAL           RETAINED
                                                    PAID-IN            EARNINGS
                                                    CAPITAL            (DEFICIT)            TOTAL
-----------------------------------------------------------------------------------------------------

BALANCE, March 1, 1994                           $ 2,583,349         $(5,388,106)        $(2,464,632)

Net loss                                                                (370,964)           (370,964)
-----------------------------------------------------------------------------------------------------

BALANCE, February 28, 1995                         2,583,349          (5,759,070)         (2,835,596)

Net loss for period March 1, 1995 to
  February 5, 1996 before
  extinguishment of stockholders'
  equity                                                                (553,938)           (553,938)

Extinguishment of stockholders'
  equity in connection with
  bankruptcy (Note 1)                             (2,583,349)          6,313,008           3,389,534
-----------------------------------------------------------------------------------------------------

BALANCE, February 5, 1996                                  -                   -                   -

Common stock issued for:

Conversion of debt                                    77,789                   -              77,904

Services                                             238,393                   -             238,782

Private placement                                    961,489                   -             963,100

Net income for period
  February 6, 1996
  to February 29, 1996                                     -               3,618               3,618
-----------------------------------------------------------------------------------------------------
BALANCE, February 29, 1996                       $ 1,277,671         $     3,618         $ 1,283,404
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------



See accompanying summary of accounting policies and notes to consolidated financial statements.

                                                 SERACARE, INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


INCREASE (DECREASE) IN CASH                                             REORGANIZED COMPANY            PREDECESSOR COMPANY
                                                                        -------------------     -------------------------------
                                                                             FEBRUARY 6,        MARCH 1,
                                                                                1996              1995
                                                                               THROUGH           THROUGH            YEAR ENDED
                                                                            FEBRUARY 29,       FEBRUARY 5,         FEBRUARY 28,
                                                                                1996              1996                 1995
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                         $   3,618          $2,835,596           $(370,964)
  Adjustments to reconcile net income (loss) to
   cash provided by (used in) operating activities:
     Extraordinary gain from debt discharge
       and step-up in assets from reorganization
       (Note 1)                                                                     -          (3,389,534)                  -
     Depreciation and amortization                                              3,236              77,058               5,554
     Write-down of land                                                             -              26,285                   -
     (Increase) decrease in assets
       Accounts receivable                                                     98,081            (119,052)            123,673
       Inventories                                                             58,532              96,308            (255,471)
       Prepaid expenses and other current
        assets                                                                  3,988              13,604              71,436
       Other assets                                                                 -               8,819             (12,541)
     Increase (decrease) in liabilities
       Accounts payable                                                      (272,269)            299,856             535,343
       Accrued expenses                                                       (33,430)            448,824             (32,677)
-------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in)
  operating activities                                                       (138,244)            297,764              64,353
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                                          (2,096)            (19,565)            (48,159)
  Proceeds from sale of furniture
    and equipment                                                                   -                   -              88,735
-------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in)
  investing activities                                                           (2,096)         (19,565)             40,576
-------------------------------------------------------------------------------------------------------------------------------

                                                 SERACARE, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


INCREASE (DECREASE) IN CASH                  REORGANIZED COMPANY          PREDECESSOR COMPANY
                                             -------------------    -----------------------------
                                               FEBRUARY 6,            MARCH 1,
                                                  1996                 1995
                                                 THROUGH             THROUGH       YEAR ENDED
                                               FEBRUARY 29,         FEBRUARY 5,   FEBRUARY 28,
                                                  1996                 1996           1995
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Decrease in long-term debt                              -            (625,000)      (121,664)
  Net proceeds from private placement                     -             963,100              -
-------------------------------------------------------------------------------------------------

Net cash provided by (used in)
  financing activities                                    -             338,100       (121,664)
-------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                             (140,340)            616,299        (16,735)

CASH AND CASH EQUIVALENTS,
  beginning of period                               720,816             104,517        121,252
-------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
  end of period                                  $  580,476          $  720,816     $  104,517
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  Cash paid for:

    Interest                                     $        -          $        -      $  22,500

    Income taxes                                 $        -          $        -      $       -
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                                  SUMMARY OF ACCOUNTING POLICIES


ORGANIZATION

SeraCare, Inc. (formerly American Blood Institute, Inc.) (the "Company"), a Delaware corporation, was formed on November 8, 1991. The business of the Company is currently carried out through its two wholly-owned subsidiaries AVRE, Inc., a Nevada corporation, and Binary Associates, Inc., a Colorado corporation.

BUSINESS OPERATIONS

The Company was initially engaged in the business of whole blood collection and distribution. After significant and accelerating losses, it changed the focus of the business from whole blood to plasma collection and distribution. On October 4, 1993, the Company acquired 100% of the outstanding common stock shares of AVRE, Inc. and Binary Associates, Inc., which owned and operated six plasma collection centers. On January 7, 1994, the Company and subsidiaries filed for protection under Chapter 11 of the Bankruptcy Code. The restructuring plan which was implemented encompassed the following actions: renegotiating all plasma sales contracts to Fractionators; developing marketing strategies including demographic studies and donor pricing analyses for each of its six plasma centers; reorganizing the management structure of the Company by moving the headquarters to Los Angeles, discontinuing regional manager positions and changing three of the six center managers; obtaining Quality Plasma Program ("QPP") certification from the American Blood Resources Association for all six centers; and establishing consistent strategies, policies and procedures in order to compete in the emerging QPP plasma industry. The restructuring of the six plasma operations is substantially complete. The Company emerged from Chapter 11 effective February 6, 1996. The six plasma centers currently operate under the tradename "SeraCare". The name "SeraCare" is registered with the United States Patent and Trademark Office.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

INVENTORIES

Inventories are stated at the lower of cost which is determined on a first-in, first-out basis, or market. Inventories consist of blood plasma collected from donors and medical supplies.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                                  SUMMARY OF ACCOUNTING POLICIES


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization are computed primarily using the straight-line method over the estimated useful lives, which range from three to seven years.

INCOME TAXES

The Company utilizes FAS 109 "Accounting for Income Taxes" in accounting for income taxes. It requires an asset and liability approach for financial accounting and reporting of deferred income taxes. Generally, FAS 109 allows for recognition of deferred tax assets in the current period for the future benefit of net operating loss carryforwards and items for which expenses have been recognized for financial statement purposes but will be deductible in future periods. A valuation allowance is recognized, if on the weight of available evidence it is more likely than not that some portion or all of the deferred tax asset will not be realized.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

REORGANIZATION VALUE IN EXCESS OF AMOUNTS ALLOCABLE TO IDENTIFIABLE ASSETS

Under the principles of "fresh-start" reporting, the Company allocated total reorganization value among identifiable tangible and intangible assets on the basis of their estimated fair values. The remaining amount is classified as reorganization value in excess of amounts allocable to identifiable assets and is being amortized over twenty years.

FDA LICENSES

The reorganization value allocated to Food and Drug Administration ("FDA") licenses represents the estimated value of a valid FDA license necessary to operate a plasma donor center in the United States. An estimate value of $150,000 per center has been allocated to the six centers owned by the Company. The FDA license value is being amortized over forty years.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                                  SUMMARY OF ACCOUNTING POLICIES

DONOR BASE AND RECORDS

The reorganization value allocated to donor base and records represents the estimated value to acquire a plasma center donor base and records. An estimated value of $100,000 per center has been allocated to the six centers owned by the Company. The donor base and records is being amortized over twenty years.

EXCESS OF COST OVER NET ASSETS ACQUIRED

Prior to February 6, 1996, the excess cost over net assets acquired represented the excess of amounts paid over the fair value of net assets acquired relating to the acquisitions of AVRE, Inc. and Binary Associates, Inc., and was being amortized over forty years. The unamortized balance was written off in connection with the Restructuring.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  REORGANIZATION AND BASIS OF REPORTING

During 1994 and 1995 the Company prepared and has completed a plan of reorganization (the "Plan") pursuant to Chapter 11 of the U.S. Bankruptcy Code. The Company filed the Plan with the U.S. Bankruptcy Court for the Central District of California (the "Bankruptcy Court") on January 24, 1996 ("the Petition Date"). The Plan was confirmed by the Bankruptcy Court and the Company emerged from bankruptcy on February 6, 1996 (the "Effective Date"). Pursuant to the provisions of the Plan, on the Effective Date:

    (i) The Company obtained $1.2 million in Debtor Notes financing which was fully subscribed on the Effective Date;

    (ii) Unsecured Class 1 unsecured creditors were entitled to full payment equal to the amount of the allowed claim;

    (iii) Secured Class 2 amount due CVD Financial was satisfied in the amount of $1,775,000 as follows: (a) a cash repayment of $625,000 on the Effective Date (b) the balance of $1,150,000, interest at 14% payable monthly, with principal payable quarterly at $82,142 over three and one-half years;

    (iv) Unsecured Class 3 allowed claims due Unsecured Creditors were settled as follows: (a) $.10 cash for each dollar claim up to a maximum of $200,000 in total, (b) a pro rata share of 10,000 shares of common stock of the Reorganized Company, and (c) 50% of any net affirmative preference payment recoveries received from debtors.

    (v) Unsecured Class 4 allowed claims due Unsecured Note Holders were settled through the issuance of 105,275 shares of common stock of the reorganized Company;

    (vi) Unsecured Class 5 and 6 allowed claims of the two wholly-owned subsidiaries received $.80 for each claim dollar;

    (vii) All preferred and common equity interests of the Company on the Effective Date were deemed canceled, annulled and terminated, and any such holders of such interests received no distributions;

    (viii) The Company retained full interest in the two wholly-owned subsidiaries.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  REORGANIZATION AND BASIS OF REPORTING (Continued)

The financial statements as of and for the period ended February 29, 1996 reflect the Company's emergence from Chapter 11 and were prepared according to the principles of fresh-start accounting contained in the provisions of American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). As a result of the implementation of "fresh-start" accounting, the Company's financial statements as of and for the period ended February 29, 1996 are not comparable to the Company's financial statements of prior periods. Therefore, financial statements for the "Reorganized Company" have been separately identified from those of the "Predecessor Company".

Reorganization value approximates fair value of the entity before considering liabilities and approximates the amount a buyer would pay for the assets of the Company after the reorganization.

The total reorganization value assigned to the Company's assets was based on the $1.2 million debtor note financing which was converted to common stock which represented 76.2% of the total common stock shares issued pursuant to the Company's Plan of Reorganization. These convertible debtor notes have been used as the basis for determining the net worth of the Company at the Effective Date. The excess of the reorganization value over the value of the identifiable assets is reported as "Reorganization Value in Excess of Amount Allocable to Identifiable Assets" and is being amortized over twenty years. Under the principles of "fresh-start" accounting, the Company's total assets were recorded at this assumed reorganization value, with the reorganization value allocated to identifiable tangible and intangible assets on the basis of their estimated fair value. In addition, the Company's accumulated deficit was eliminated.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  REORGANIZATION AND BASIS OF REPORTING (Continued)

The effect of the Restructuring and the implementation of "fresh-start" accounting on the Company's balance sheet as of February 5, 1996 was as follows:


                                    PRE-FRESH
                                  START BALANCE                  FRESH-START
                                      SHEET      REORGANIZATION  BALANCE SHEET
                                  FEBRUARY 5,    OF FAIR VALUE   FEBRUARY 6,
                                       1996      ADJUSTMENTS(A)      1996
--------------------------------------------------------------------------------

Cash                              $    322,716   $     398,100   $     720,816

Accounts receivable, net               297,943               -         297,943

Inventories                            338,290               -         338,290

Prepaid expenses and other
 current assets                         37,560               -          37,560

Property, equipment and
 improvements, net                      70,606               -          70,606

FDA license agreements                       -         900,000         900,000

Donor base and records                       -         600,000         600,000

Excess of cost over net assets
 acquired , net of accumulated
 amortization                          788,403        (788,403)              -

Reorganization value in excess
 of amounts allocated to
 identifiable assets                         -       1,035,127       1,035,127

Land available for sale                 25,000               -          25,000

Other assets                            17,640               -          17,640
--------------------------------------------------------------------------------

Total assets                      $  1,898,158   $   2,144,824   $   4,042,982
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  REORGANIZATION AND BASIS OF REPORTING (Continued)

                                         PRE-FRESH
                                       START BALANCE                     FRESH-START
                                           SHEET       REORGANIZATION   BALANCE SHEET
                                        FEBRUARY 5,    OF FAIR VALUE     FEBRUARY 6,
                                           1996        ADJUSTMENTS(A)       1996
----------------------------------------------------------------------------------------
Accounts payable and accrued
 expenses pre-petition                 $   1,761,071   $  (1,761,071)   $           -

Accounts payable                             996,220               -          996,220

Accrued expenses                             556,976          60,000          616,976

Short-term notes payable                     587,189        (587,189)               -

Long-term debt                             1,386,236        (236,236)       1,150,000

Series A preferred stock                     334,394        (334,394)               -

Common stock - Class A                         5,731          (3,616)           2,115

Paid-in capital                            2,583,349      (1,305,678)       1,277,671

Accumulated deficit                       (6,313,008)      6,313,008                -
----------------------------------------------------------------------------------------

Total liabilities and stockholders'
 equity (deficit)                      $   1,898,158   $   2,174,824    $   4,042,982
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------


(A) To record the transactions applicable to the restructuring as outlined in the above footnote, eliminate the accumulated deficit balance and record the adjustments to state assets and liabilities at fair value in accordance with SOP 90-7.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  REORGANIZATION AND BASIS OF REPORTING (Continued)

Amounts reflected in the accompanying consolidated balance sheets under the heading "Current Liabilities Subject to Compromise" at February 28, 1995, represent pre-petition creditor claims which were unsecured or where in the case of CVD Financial Corporation, included in long-term debt, was compromised in the Plan of Reorganization which was effective on February 6, 1996. Consistent with such Plan of Reorganization: current portion of long-term debt was compromised by $236,236 to $1,150,000; unsecured note holders agreed to accept 105,275 shares of common stock in full satisfaction of their claims; and unsecured creditor claimants agreed to accept up to $.10 per claim dollar and a prorata share of 10,000 shares of common stock in satisfaction of their claims. Such ultimate determinations have been reflected in the preceding schedule.

Operating results in the accompanying consolidated statements of operations include a charge for professional fees attributable to implementation of the Plan of Reorganization of $163,981; $491,877; and $2,500 for the year ended February 28, 1995, the period March 1, 1995 through February 5, 1996 and the period February 6, 1966 through February 29, 1996, respectively. The period March 1, 1995 through February 5, 1996 also includes a net gain of $805,038 which resulted from the utilization of the "Fresh Start" accounting treatments afforded in accordance with SOP 90-7, i.e. adjusted the net assets to fair value.

2.  DISCONTINUED OPERATIONS

In November, 1993 the Company's Board of Directors authorized a change in the focus of the business from whole blood to the plasma collection and distribution business. Subsequent to determining that the Company would discontinue the whole blood business the Company incurred various operating and other costs associated with the discontinuance of the whole blood business. Costs amounting to $130,255 have been recognized for the year ended February 28, 1995 as a result of the discontinued business line. These discontinued operation costs represent the amount in excess of the estimated cost to discontinue that line of business which was accrued at February 28, 1994.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  INVENTORIES

Inventories at February 29, 1996 and February 28, 1995 consisted of the following:

                                            FEBRUARY 29,        FEBRUARY 28,
                                                1996                 1995
--------------------------------------------------------------------------------

Raw donated plasma                          $    279,758        $    322,515
Softgoods supplies                                     -             112,083
--------------------------------------------------------------------------------

                                            $    279,758        $    434,598
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Softgoods supplies represent non-perishable supplies and instruments. Effective January 1, 1996, the Company entered into new sales agreements with a customer whereby the customer provides the softgoods supplies and the cost of such supplies is factored into the unit sales prices as stated in the agreement.

4.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                 REORGANIZED      PREDECESSOR
                                                   COMPANY          COMPANY
                                                 FEBRUARY 29,     FEBRUARY 28,
                                                    1996              1995
--------------------------------------------------------------------------------

Furniture and equipment                          $     44,797     $     435,203
Leasehold improvements                                 27,905            24,559
--------------------------------------------------------------------------------

                                                       72,702           459,762

Less: accumulated depreciation and amortization           862           398,155
--------------------------------------------------------------------------------

Property and equipment, net                      $     71,840     $      61,607
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  LONG-TERM DEBT

In connection with the Restructuring, the Company entered into a New Term Loan Agreement (the "New Loan Agreement") with CVD Financial on February 5, 1996. The Company's New Loan Agreement replaced a Comprehensive Loan Facility and Security Agreement dated October 1, 1993. At February 29, 1996 the Company's New Loan Agreement provides for an outstanding balance in the face amount of $1,150,000 under a Consolidated Note. The unpaid principal balance of the Consolidated Note will be paid in quarterly installments of $82,143 with the first principal payment being due May 1, 1996 and the final principal payment due at maturity on August 1, 1999. The Consolidated Note bears interest at 14% per annum.

The New Loan Agreement, which is secured by a pledge of substantially all assets of the Company, requires the Company to comply with various covenants. The carrying amount of the loan approximates its fair value.

Future minimum payments to be made, as of February 29, 1996, under the aforementioned New Loan Agreement is as follows:

    FISCAL YEAR ENDED                                                 AMOUNT
--------------------------------------------------------------------------------


    February 28, 1997                                             $    328,571
    February 28, 1998                                                  328,571
    February 28, 1999                                                  328,571
    February 29, 2000                                                  164,287
--------------------------------------------------------------------------------

                                                                      1,150,000

    Less:  Current portion                                            (328,571)
--------------------------------------------------------------------------------

                                                                   $    821,429
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  CAPITAL STOCK

As discussed in Note 1, all preferred and common stock equity interests issued prior to the Effective Date have been extinguished. The new authorized capital stock of the company consists of 25,000,000 shares of Common Stock, par value $.001 per share, and 25,000,000 shares of Preferred Stock, par value $.001 per share.

Under the terms of a Private Placement Memorandum ("PPM") dated December 14, 1995, and as a result of the success of that offering, the Company received net proceeds of $963,100 through the issuance of Convertible Debtor Notes. As of February 29, 1996 the net proceeds had been received by the Company and 100% of the Debtor Notes had been converted to shares of common stock totaling 1,610,708 outstanding shares. Additionally, the Company issued 200,023 shares of common stock as finders fees and compensation for services provided by various parties in connection with the PPM.

Unsecured Note Holders were issued 105,275 common stock shares as discussed in
Note 1. The Company is also obligated to issue 10,000 common stock shares to other Unsecured Creditors as discussed in Note 1.

Current and previous management were issued 189,495 shares of common stock as of the Effective Date of the Restructuring.

All common stock share certificates issued as a result of the aforementioned transactions were formally issued in certificate form subsequent to February 29, 1996 (with the exception of the 10,000 common stock shares not yet issued to Unsecured Creditors). The financial statements have been prepared on the basis that all such shares are deemed issued on the Effective Date of the Restructuring as a result of the extinguishment of all previously issued equity interests. The total issued common stock shares is deemed to be 2,115,500 as of February 29, 1996.

7.  STOCK OPTIONS

The Company has entered into various employment and consulting agreements with officers and directors of the company. As part of the agreements the officers and directors were granted stock options as follows:

    The president and chief executive officer of the Company was granted the option to purchase 100,000 shares of common stock of the Company for the price of $1.00 per share, which was not below fair market value at that date. These options become fully vested upon execution of the agreement in February, 1996 and remain in effect until January, 2001.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7.  STOCK OPTIONS (Continued)

    Additionally the president and chief executive officer was granted the following options, which, in addition to the vesting period (exercisable for a period of five years from the vesting date), vest only if the Company achieves certain projected operating results as defined in the agreement:

         (1) Option to purchase 56,147 shares of common stock of the Company at a mean price between $.74 and the weighted average, as defined in the agreement. The options vest one-third each year over a three year period beginning in January, 1997.

         (2) Option to purchase 50,000 shares of common stock of the Company for the price of $1.00 per share. These options become fully vested in January, 1997.

         (3) Option to purchase 50,000 shares of common stock of the Company for the price of $2.00 per share. These options become fully vested in January, 1998.

         (4) Option to purchase 50,000 shares of common stock of the Company for the price of $3.00 per share. These options become fully vested in January, 1999.

    The Vice President of Finance and Vice President of Operations were granted options to purchase 42,110 and 28,073 shares of common stock of the Company, respectively. The option purchase price is a mean price between $.74 and the weighted average, as defined in the agreement. The options vest one-third each year over a three year period beginning in January, 1997 and vest only if the Company achieves certain projected operating results as defined in the agreement.

    In March, 1996 two directors were also granted options to purchase shares of common stock of the Company. One received options to purchase 30,000 shares and the other received options to purchase 15,000 shares for the price of $1.50 per share. These options became fully vested at the granting date.

8.  LEASES

The Company is currently leasing its corporate office under a noncancelable lease agreement. The corporate office lease agreement, which expires in April, 1999, replaced a previous corporate office lease which was replaced in May, 1996 as a result of the Company negotiating the terms of the current lease.
The Company is also obligated under various lease agreements for six donor centers operated by the two wholly-owned subsidiaries. One donor center lease is a month to month agreement. The remaining five leases expire at various dates ranging from April, 1996 to December, 2002.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8.  LEASES (Continued)

Future minimum rental obligations under the aforementioned lease agreements are as follows:

    FEBRUARY 28,                                                        AMOUNT
--------------------------------------------------------------------------------

      1997                                                             $197,114
      1998                                                              192,636
      1999                                                              183,576
      2000                                                              101,292
      2001                                                               61,582
      Thereafter                                                         42,210
--------------------------------------------------------------------------------

                                                                        $778,410
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Rent expense amounted to $14,735, $159,890 and $166,467 for the periods ended February 29, 1996, February 5, 1996 and February 28, 1995.

9.  INCOME TAXES

At February 29, 1996 the Company had a deferred tax asset in the amount of $2,065,000 resulting primarily from net operating loss carryforwards. Due to management's inability to conclude that it is more likely than not that the deferred tax asset will be realized, a valuation allowance has been recorded for the full amount.

At February 29, 1996, the Company estimates that approximately $5,900,000 of Federal net operating loss carryforwards are available to potentially offset future taxable income. These carryforwards will expire in various years beginning in 2006 through 2011. As a result of the change in ownership provisions of section 382 of the IRC, Federal tax rules will impose limitations on the Company's ability to utilize its net operating loss carryforwards. Such limitation will reduce the amount of these carryforwards that will be available to offset future taxable income each year, starting with the year of Restructuring. The dollar amount of these limitations is indeterminable at this time.

If the Company's net operating loss carryforwards and other fresh start deferred tax asset balances become realizable, the tax benefits will reduce "Reorganization Value in Excess of Amount Allocable to Identifiable Assets".
The existing valuation allowance, if realized, would reduce this reorganization value.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. COMMITMENTS

The Company has entered into various employment and consulting agreements with current and previous officers and directors of the Company. The following further describes terms and obligations provided by the agreements entered into by the Company with such officers and directors:

    The Company is obligated to the president and chief executive officer to pay an annual base salary of $75,000 for a three year period beginning in February, 1996.

    The Company is obligated to the vice president of finance to pay an annual salary of $125,000 for a three year period beginning in February, 1996. The salary is subject to quarterly adjustments with an annual increase of up to $10,000 in the event the Company achieves quarterly pre-tax earnings in excess of $100,000.

    The Company is obligated to the vice president of operations to pay an annual salary of $90,000 for a three year period beginning in February, 1996. The salary is subject to quarterly adjustments with an annual increase of up to $10,000 in the event the Company achieves quarterly pre-tax earnings in excess of $100,000.

    The employment agreements also provide for a management bonus which will allocate on the basis of salaries, 10% of pre-tax earnings to management personnel in the event the Company achieves certain minimum annual pre-tax earnings, as defined in the agreements.

    The Company is obligated to a director of the Company to pay an annual consulting fee of $50,000 for a three year period beginning April, 1996.

The Company has entered into a termination agreement with the previous president and chief executive officer. Under the terms of the agreement the Company is obligated to pay the terminated officer $16,666 in two monthly installments of $8,333 in February and March of 1996 and is obligated to pay $50,000 in twelve installments of $4,167 beginning in February, 1996. This termination agreement effectively cancels any previous employment agreements entered into between the Company and the terminated officer.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. CONCENTRATION OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND SALES COMMITMENTS

The Company sells its only product, plasma, on credit primarily to fractionators in the health care industry. The plasma provides specialty antibody products that are used as the active ingredients in pharmaceutical products.

Plasma collection, storage, labeling and distribution activities are subject to strict regulation and licensing by the U.S. Food and Drug Administration ("FDA"). The Company's facilities are subject to periodic inspection by the FDA. Failure to comply or correct deficiencies with applicable laws or regulations could subject the Company to enforcement action, including product seizures, recalls, center or facility closure, license revocations and civil and criminal penalties, any one or more could have a material adverse effect on the Company's business.

Laws and regulations with similar substantive and enforcement provisions are also in effect in many of the states and municipalities where the Company does business. Any change in existing federal, state or municipal laws or regulations, or in the interpretation or enforcement thereof, or the promulgation of any additional laws or regulations could have an adverse effect on the Company's business.

The Company is required to obtain from each donor an informed consent regarding the donation procedure. Failure of the Company to obtain an adequate consent could have a material adverse effect on the Company.

Three customers accounted for 100% of the net sales for the periods ended February 28, 1995, February 5, 1996 and February 29, 1996.

The Company is currently obligated to one significant customer under the terms of six agreements relating to the current six donor centers whereby the Company has committed to sell substantially all of the plasma collected from those centers at various unit prices as specified in those agreements. The agreements expire at various dates through December 31, 1997 and may be terminated if the donor centers fail to comply with various FDA, QPP and customer initiated procedures.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. SUBSEQUENT EVENTS

The Company has completed and issued a private placement memorandum dated June 1, 1996. The Company is offering $1,500,000 of security interests through the offering of 1,000,000 shares of common stock along with warrants redeemable for 500,000 shares of common stock at a purchase price of $2.75 per share. The offering period will begin June 30, 1996 and extend through August 31, 1996. The outcome of this offering is not determinable at this time.

The Company has issued letters of intent to purchase three plasma collection centers.

    F/S (B)


    SERACARE, INC. AND SUBSIDIARIES
    CONSOLIDATED FINANCIAL STATEMENTS
    FOR THE SIX MONTHS ENDED AUGUST 31, 1996
    (UNAUDITED)


    Unaudited Interim Consolidated Statements of Operations -            58
       For the Six Months Ended August 31, 1996

    Unaudited Interim Consolidated Balance Sheet -                       59
       as of August 31, 1996

    Unaudited Interim Consolidated Funds Flow Statement-                 60
       For the Six Months Ended August 31, 1996

    Notes to Interim Consolidated Financial Statements-                  61
       For the Six Months Ended August 31, 1996

                                    SERACARE, INC.

                          CONSOLIDATED FINANCIAL STATEMENTS

                       FOR THE SIX MONTHS ENDED AUGUST 31, 1996

                                     (Unaudited)

SERACARE, INC.
CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED 8-31-96
(IN WHOLE DOLLARS, EXCEPT PER SHARE AMOUNT)
                                                                (UNAUDITED)
                                                              ------------
REVENUE                                                       $  2,778,295

DIRECT COSTS AND EXPENSES:
  DONOR FEES                                                     1,422,163
  SALARIES AND RELATED                                             789,478
  TESTING AND SOFTGOODS                                            190,455
  RENT                                                              94,310
  OTHER DIRECT COSTS                                               (41,365)
                                                              ------------
      TOTAL DIRECT COSTS AND EXPENSES                            2,455,041
                                                              ------------

GROSS PROFIT FROM OPERATIONS                                       323,254

INDIRECT ADMINISTRATIVE EXPENSES                                   292,276
INTEREST EXPENSE                                                    91,144
AMORTIZATION OF INTANGIBLES                                         45,731
OTHER (INCOME) AND EXPENSES (NOTE 6)                              (126,722)
                                                              ------------

NET PROFIT BEFORE TAXES ON INCOME                                   20,825
TAXES ON INCOME                                                          0
                                                              ------------

NET INCOME                                                          20,825
                                                              ------------
                                                              ------------

EARNINGS PER SHARE BASED UPON 2,115,500
   SHARES OUTSTANDING                                              $0.010
                                                              ------------
                                                              ------------

PREPARED WITHOUT AUDIT.

SERACARE, INC.
CONSOLIDATED BALANCE SHEET
AS OF  AUGUST 31, 1996
(IN WHOLE DOLLARS)

                                               8-31-96            2-29-96
                                            (UNAUDITED)           (AUDITED)
                                          ------------        ------------
CASH                                      $     36,231        $    580,476
ACCOUNTS RECEIVABLE                            157,958             199,862
INVENTORY                                      639,641             279,758
PREPAID EXPENSES                                48,163              33,572
                                          ------------        ------------
  TOTAL CURRENT ASSETS                    $    881,993        $  1,093,668
                                          ------------        ------------

PROPERTY & EQUIPMENT - NET                     358,031              71,840
FDA LICENSES                                 1,196,875             900,000
DONOR BASE AND RECORDS                         795,834             600,000
FRESH START GOODWILL                           952,910             965,753
COST IN EXCESS OF BOOK VALUE ACQUIRED          647,420                   0
LAND AVAILABLE FOR SALE                         25,000              25,000
OTHER ASSETS                                   124,016              17,640
                                          ------------        ------------
  TOTAL ASSETS                            $  4,982,079        $  3,673,901
                                          ------------        ------------
                                          ------------        ------------

ACCOUNTS PAYABLE                          $    766,881        $    723,951
ACCRUED LIABILITIES                            326,093             583,546
CUSTOMER PREPAYMENTS ON INVENTORY              304,118                   0
CURRENT PORTION OF LONG-TERM DEBT              421,028             328,571
NOTES PAYABLE                                  550,000                   0
                                          ------------        ------------
  TOTAL CURRENT LIABILITIES               $  2,368,120        $  1,636,068
                                          ------------        ------------

LONG-TERM DEBT                            $    857,285         $   821,429
PREFERRED STOCK                                519,444                   0

COMMON STOCK                                     2,115               2,115
PAID-IN CAPITAL                              1,210,671           1,210,671
RETAINED EARNINGS                               24,444               3,618
                                          ------------        ------------
  TOTAL LIABILITIES & CAPITAL             $  4,982,079        $  3,673,901
                                          ------------        ------------
                                          ------------        ------------

PREPARED WITHOUT AUDIT.

SERACARE, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED 8-31-96
(IN WHOLE DOLLARS)                                              (UNAUDITED)
                                                                 ---------
CASH FLOW FROM OPERATING ACTIVITIES:
  NET INCOME AFTER TAXES                                            20,825
  ADD: AMORTIZATION                                                 45,731
          DEPRECIATION                                              16,651
                                                                 ---------
  CASH FLOW FROM OPERATIONS                                         83,207
                                                                 ---------

  DECR (INCR) IN CURRENT ASSETS:
    ACCOUNTS RECEIVABLE                                             41,904
    INVENTORY                                                     (331,085)
    PREPAID EXPENSES                                               (14,531)
    OTHER ASSETS                                                  (106,376)
  INCR (DECR) IN LIABILITIES:
    ACCOUNTS PAYABLE                                                23,471
    ACCRUED LIABILITIES                                           (266,847)
    PREPAYMENTS ON INVENTORY                                       304,118
                                                                 ---------
  NET CASH FLOW USED BY OPERATING ACTIVITIES                      (266,139)
                                                                 ---------

CASH FLOW USED FOR INVESTING ACTIVITIES:
    ASSETS ACQUIRED FROM SILVER STATE FOR CASH (NOTE 5)           (500,000)
    FIXED ASSETS ACQUIRED                                          (61,168)
    COST IN EXCESS OF BOOK VALUE OF ASSETS ACQUIRED                (85,111)
    CASH ACQUIRED IN NON-CASH ACQUISITION (NOTE 5)                  19,860
                                                                 ---------
    NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES                (626,419)
                                                                 ---------

CASH FLOW FROM FINANCING ACTIVITIES:
    PAYMENTS ON REDEMPTION OF PREFERRED STOCK                      (30,000)
    NOTE PAYABLE - OFFICERS AND DIRECTORS                          550,000
    PAYMENTS MADE ON LONG-TERM DEBT                               (171,687)
                                                                 ---------
    NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES                 348,313
                                                                 ---------

NET DECREASE IN CASH                                              (544,245)
BEGINNING CASH BALANCE                                             580,476
                                                                 ---------
ENDING CASH BALANCE                                                 36,231
                                                                 ---------
                                                                 ---------

PREPARED WITHOUT AUDIT.

                                   SERACARE,  INC.
                    FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE SIX MONTHS ENDED AUGUST 31, 1996

1. IN THE OPINION OF MANAGEMENT, THE CONSOLIDATED STATEMENTS OF INCOME, FUNDS FLOW STATEMENT AND BALANCE SHEET PRESENTED HEREIN INCLUDE ALL ADJUSTMENTS NECESSARY FOR A FAIR STATEMENT OF THE RESULTS FOR THE INTERIM PERIOD. ALL SUCH ADJUSTMENTS ARE OF A NORMAL AND RECURRING TYPE EXCEPT FOR THE RECORDING OF THE ACQUISITION OF BHM LABS, INC. ON JULY 7, 1996 AND THE ACQUISITION OF THE ASSETS OF SILVER STATE PLASMA PRODUCTS ON JULY 2, 1996.

2.  ACQUISITIONS:
    SILVER STATE PLASMA CENTER - On July 2, 1996, the Company acquired the operating assets and licenses of Silver State Plasma Center in Las Vegas, Nevada from Silver State Plasma Products, Inc. for $500,000 in cash and a $300,000 three year promissory note with interest at eight percent.

    BHM LABS, INC. - On July 8, 1996 the Company acquired BHM Labs, Inc., which owns and operates a plasma collection center in Ft. Smith, Arkansas in exchange 3,600 shares of the Company's Series A Preferred Stock in a non-cash transaction.

    CLEARFIELD, UTAH AND RALEIGH, NORTH CAROLINA PLASMA CENTERS - On September 3, 1996, the Company acquired from Mr. Brad Rabe all rights and interests in leases, leasehold improvements, fixed assets and/or any other personal property, licenses, certifications or rights attributable to both the Clearfield Center and the Raleigh Center. BASE CONSIDERATION. As consideration to Mr. Rabe, the Company agreed to deliver 175,000 shares of Common Stock of the Company within fifteen days of the date when both the Raleigh and Clearfield locations have processed their first donors. The 175,000 shares of Common Stock may be increased or decreased depending on certain performance based criteria. ADDITIONAL CONSIDERATION. In addition to the Base Consideration, the Company and Mr. Rabe agreed on certain operational performance criteria which will serve as the basis for Additional Consideration of a maximum of 125,000 shares of common stock of the Company if all performance criteria for the centers are met. In accordance with purchase agreement, the value of the shares to be issued was established at $1.50 per share. The value of the total consideration so determined will be recorded as Cost in Excess of Net Assets Acquired and will be amortized over twenty years. None of the consideration so determined will be recorded initially as an expense.

3. PRIVATE PLACEMENT. (a) Effective September 4, 1996, an aggregate of 565,000 shares of the Company's Common Stock and an aggregate of 282,500 Series A Warrants (Represents right to purchase one share of the Company's Common Stock at an exercise price of $2.75) were issued in exchange for $847,500 in cash and (b) Effective October 23, 1996, an aggregate of 285,000 shares of the Company's Common Stock and an aggregate of 142,500 Series A Warrants were issued in exchange for $427,500 in cash. Such securities were issued pursuant to a Private Placement Memorandum dated June 1, 1996, which offered Units consisting of five thousand shares of the Company's Common Stock and two thousand, five hundred Series A Warrants for each minimum investment of $7,500.00. Such Units were offered to "accredited investors" as that term is defined in the 1933 Act and Rules
    215 and 501(a) promulgated thereunder.   These shares are "restricted
    shares" as that term is defined in Rule 144 under the 1933 Act.

4.  LOANS:
    CVD FINANCIAL CORPORATION.  Effective February 5, 1996 and in conjunction with the Plan of Reorganization approved by the Bankruptcy Court, SeraCare agreed to an Amended and Restated Loan Agreement with CVD Financial Corporation. This loan is secured by all the assets of SeraCare, Inc. and its two wholly-owned subsidiaries, AVRE, Inc. and Binary Associates, Inc. The principal amount of the loan on the effective was $1,150,000 with interest at fourteen percent (14%) per annum payable monthly and principal payable quarterly. The first installment of interest was due May 1, 1996 and the final installment is due August 1, 1999. Of the amounts due under this loan, $328,572 are due within one year and $657,142 is long term.

    BRIDGE LOANS. In order to close the acquisition of the Silver State Plasma
         Center in Las Vegas, Nevada on July 2, 1996, the Board of Directors unanimously approved $550,000 in bridge loans. The Bridge Loans are secured by all assets of SeraCare's consolidated operations which are not pledged to CVD Financial and by a second position behind CVD Financial on those assets which secure the CVD Financial loan. The terms of the bridge loans included interest at twelve percent and 150,000 three year warrants, each warrant to purchase one share of the Company's common stock at $1.00. Of the total amount of the bridge loans, $450,000 was advanced by Mr. Barry Plost, the Company's President and Chief Executive Officer, and the remaining $100,000 was advanced by Mr. Samuel Anderson, a member of the Company's Board of Directors. Of the amounts advanced, $127,500 was converted to equity by Mr. Plost and $100,000 was converted to equity by Mr. Anderson on September 4, 1996 as part of their acquisition of units of Common Stock and Series A warrants to purchase common stock in the private placement dated June 1, 1996. Mr. Anderson also invested an additional $5,000 as part of the private placement. The balance of the amounts due Mr. Barry Plost are committed to be repaid from the proceeds of the private placement.

    SILVER STATE PLASMA PRODUCTS, INC. On July 2, 1996, the Company acquired the operating assets and licenses of Silver State Plasma Center in Las Vegas, Nevada from Silver State Plasma Products, Inc. for $500,000 in cash and a $300,000 promissory note. Such note is secured by the Silver State Plasma Center assets acquired, is a three years promissory note, interest accrues at eight percent and fully amortized payments are due monthly. Of this amount, $92,456 is due within twelve months and $200,143 is long term.

5.  SUPPLEMENTAL DISCLOSURES ON NON-CASH INVESTING AND FINANCING ACTIVITIES.

    BHM LABS, INC. - On July 8, 1996 the Company acquired BHM Labs, Inc., which owns and operates a plasma collection center in Ft. Smith, Arkansas in exchange 3,600 shares of the Company's Series A Preferred Stock in a non-cash transaction valued at $550,000. In conjunction with such acquisition, the net book value of assets acquired totaled $34,884. In addition, the Company acquired an FDA license valued at $150,000, a donor base and records valued at $100,000 and goodwill (cost in excess of net assets acquired) of $265,116. See Exhibit 6.12 attached to the Form 10SB for a complete description of the transaction.

    SILVER STATE PLASMA PRODUCTS, INC. On July 2, 1996, the Company acquired the operating assets and licenses of Silver State Plasma Center in Las Vegas, Nevada from Silver State Plasma Products, Inc. for $500,000 in cash and a note payable for $300,000. The assets acquired consisted for fixed assets valued at $227,210, an FDA license valued at $150,000, a donor base and records valued at $100,000 and goodwill(cost in excess of net assets acquired) of $322,790. See Exhibit 6.10 attached to the Form 10SB for a complete description of the transaction.

6.       OTHER  INCOME.

    OTHER  INCOME CONSISTS OF THE FOLLOWING:

         OTHER  INCOME:
              PREFERENCE RECOVERIES FROM REORGANIZATION                $100,722
              DISCOUNT ON LEGAL FEES ACCRUED IN PRIOR PERIOD             25,000
              OTHER                                                       1,000
                                                                        --------
                                                                        $126,722
                                                                        ========

                                       PART III

ITEM 1.  EXHIBITS

INDEX OF DOCUMENTS PREVIOUSLY FILED AS PART OF THIS REGISTRATION:
Exhibit
Number             Description of Document
------             -----------------------
  2.1      Restated Articles of Incorporation filed on February 6, 1996.

  2.2 By-laws of American Blood Institute, Inc (now known as SeraCare, Inc.) dated June 10, 1992.

  3.1 Certificate of Designation of Series A Preferred Stock filed on July 10, 1996.

  6.1 Employment Agreement dated February 5, 1996 between the Company and Barry D. Plost

  6.2 Employment Agreement dated November 14, 1995 between the Company and Jerry L. Burdick

  6.3 Employment Agreement dated November 14, 1995 between the Company and Brian Olson

  6.4 Employment Agreement dated September 3, 1996 between the Company and Brad Rabe

  6.5 Consulting Agreement dated July 2, 1996 between the Company and Samuel Anderson

  6.6 Bridge Note Agreement dated July 2, 1996 between the Company and Barry D. Plost

  6.7 Bridge Note Agreement dated July 17, 1996 between the Company and Barry D. Plost

  6.8 Bridge Note Agreement dated July 2, 1996 between the Company and Samuel Anderson.

  6.9 Asset Purchase Agreement dated September 3, 1996 between the Company and Brad Rabe

  6.10 Asset Exchange Agreement dated July 2, 1996 between the Company and Silver State Plasma Products, Inc.

  6.10(a) Note payable dated July 2, 1996 between the Company and Silver State Plasma Products, Inc.

  6.11 Amended and Restated Loan Agreement between the Company and CVD Financial Corporation.

  6.11(a) Note payable dated February 6, 1996 between the Company and CVD Financial Corporation

  6.12 Contract for Exchange of Corporate Stock date July 9, 1996 between the Company and Mr. Burt H. McGhee

  6.13     Series A Warrant Agreement dated September 4, 1996.

  6.14     Series A Warrant Agreement dated October 23, 1996.

  6.15     Registration Rights Agreement dated September 4, 1996.

  6.16     Registration Rights Agreement dated October 23, 1996.

  6.17     Dealer Warrant Agreement dated September 4, 1996.

  6.18     Dealer Registration Rights Agreement September 4, 1996.

  6.19 Motion for Order Confirming Third Amended Joint Plan of Reorganization of American Blood Institute, Inc., AVRE, Inc. and Binary Associates, Inc. dated January 24, 1996.


  6.19(a) Order Confirming Third Amended Joint Plan of Reorganization of American Blood Institute, Inc., AVRE, Inc. and Binary Associates, Inc. dated and filed January 24, 1996.

 10.1      Subsidiaries of Registrant

                                      SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    SERACARE, INC.
                                    --------------
                                     (Registrant)




Date:  February 5, 1997      By:     /S/
                                -------------------------------------------
                                Barry D. Plost
                                President and Chief Executive Officer